FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer
                    pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934


                         For the period 26 July 2005

                                Cookson Group plc

                          265 Strand, London, WC2R 1BD


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

               Form 20-F    X                     Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]
                    Yes                                  No      X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-]


Exhibit Index

Exhibit No.1 Form 20-F Submitted to UKLA dated 6 June 2005 Exhibit No.2 Director Shareholding dated 8 June 2005
Exhibit No.3 Holding(s) in Company dated 20 June 2005
Exhibit No.4 Holding(s) in Company dated 21 June 2005
Exhibit No.5 Blocklisting Interim Review dated 01 July 2005 Exhibit No.6 Holding(s) in Company dated 15 July 2005
Exhibit No.7 Holding(s) in Company dated 21 July 2005
Exhibit No.8 Restatement of IFRS announcement dated 22 July 2005 Exhibit No.9 Interim Results announcement dated 26 July 2005

Exhibit No.1

6 June 2005
Cookson Group plc - Form 20-F for the fiscal year ended 31 December 2004

Cookson Group plc confirms that two copies of the above document have been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Exhibit No.2



                                   SCHEDULE 11

       NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

COOKSON GROUP PLC

2) Name of director

JEFFREY LINDSAY HEWITT

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

DIRECTOR NAMED IN 2 ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

JEFFREY L HEWITT

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

PURCHASE OF ORDINARY SHARES OF 10 PENCE EACH IN COOKSON GROUP PLC

7) Number of shares/amount of
stock acquired

2,500

8) Percentage of issued class

LESS THAN 0.01%

9) Number of shares/amount
of stock disposed

N/A

10) Percentage of issued class

N/A

11) Class of security

ORDINARY SHARES OF 10 PENCE EACH

12) Price per share

325.50 PENCE PER SHARE

13) Date of transaction

6 JUNE 2005

14) Date company informed

7 JUNE 2005

15) Total holding following this notification

2,500 ORDINARY 10p SHARES

16) Total percentage holding of issued class following this notification

LESS THAN 0.01%

If a director has been granted options by the company please complete the following boxes

17) Date of grant


18) Period during which or date on which exercisable


19) Total amount paid (if any) for grant of the option


20) Description of shares or debentures involved: class, number


21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise


22) Total number of shares or debentures over which options held following this notification



23) Any additional information



24) Name of contact and telephone number for queries

RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC-020 7061 6565

25) Name and signature of authorised company official responsible for making this notification
RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC

Date of Notification.................................. 8 JUNE 2005

Exhibit No. 3



                                 SCHEDULE 10

                 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

COOKSON GROUP PLC

2) Name of shareholder having a major interest

STANDARD LIFE GROUP

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

VIDACOS NOMINEES

5) Number of shares/amount of stock acquired
220,138

6) Percentage of issued class
0.116%

7) Number of shares/amount of stock disposed
N/A
8) Percentage of issued class

N/A

9) Class of security

ORDINARY SHARES OF 10 PENCE EACH

10) Date of transaction

17 JUNE 2005

11) Date company informed

20 JUNE 2005

12) Total holding following this notification

18,997,141 SHARES

13) Total percentage holding of issued class following this notification

10.015%

14) Any additional information

N/A

15) Name of contact and telephone number for queries
RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC -
TEL: 020 7061 6565

16) Name and signature of authorised company official responsible for making this notification
RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC
Date of notification: 20 JUNE 2005

Exhibit No.4

                              SCHEDULE 10

                  NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

COOKSON GROUP PLC

2) Name of shareholder having a major interest

STANDARD LIFE GROUP

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

VIDACOS NOMINEES

5) Number of shares/amount of stock acquired
N/A

6) Percentage of issued class
N/A

7) Number of shares/amount of stock disposed
151,379

8) Percentage of issued class
0.08%

9) Class of security

ORDINARY SHARES OF 10 PENCE EACH

10) Date of transaction

17 JUNE 2005

11) Date company informed

21 JUNE 2005

12) Total holding following this notification

18,845,762 SHARES

13) Total percentage holding of issued class following this notification

9.94%

14) Any additional information

N/A

15) Name of contact and telephone number for queries
RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC -
TEL: 020 7061 6565

16) Name and signature of authorised company official responsible for making this notification
RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC
Date of notification: 21 JUNE 2005

Exhibit No.5
                                SCHEDULE 5

                    BLOCKLISTING SIX MONTHLY RETURN


1. Name of company

Cookson Group plc

2. Name of scheme

Cookson Group Executive Share Option Schemes

3. Period of return:

From :
01/01/2005
to

30/06/2005

4. Number and class of shares(s)
(amount of stock/debt security)
not issued under scheme

3,060,986 Ordinary 1p shares

5. Number of shares issued/allotted
under scheme during period

1,203,203 Ordinary 1p shares

6. Balance under scheme not yet issued/allotted at end of period:
before share consolidation

1,857,783 Ordinary 1p shares
after share consolidation
185,778 Ordinary 10p shares


7. Number and class of share(s)
(amount of stock/debt securities)
originally listed and the date of admission

3,500,000 Ordinary 1p shares(March 1998) Ref RA/Cookson Group plc/00001-0002 2,500,000 Ordinary 1p shares(January 2005)
185,778 Ordinary 10p shares(May 2005)

Please confirm total number of shares in issue at the end of the period in order for us to update our records
189,682,839 Ordinary 10p shares

Contact for queries:
Address:
265 Strand
London
WC2R 1DB
Name:
Rachel Benjamin

Telephone:
020 7061 6565



                                   SCHEDULE 5

                         BLOCKLISTING SIX MONTHLY RETURN


1. Name of company

Cookson Group plc

2. Name of scheme

Cookson Employee Share Savings Scheme

3. Period of return:

From :
01/01/2005
to

30/06/2005

4. Number and class of shares(s)
(amount of stock/debt security)
not issued under scheme

3,064,370 Ordinary 1p shares

5. Number of shares issued/allotted
under scheme during period

158,255 Ordinary 1p shares
Balance under scheme not yet issued/allotted at end of period:
before share consolidation

2,906,115 Ordinary 1p shares
after share consolidation
290,612 Ordinary 10p shares


Number and class of share(s)
(amount of stock/debt securities)
originally listed and the date of admission

1,500,000 Ordinary 1p shares(February 1996) Ref A/367/1996
2,500,000 Ordinary 1p shares(January 2005)
290,612 Ordinary 10p shares (May 2005)

Please confirm total number of shares in issue at the end of the period in order for us to update our records
189,682,839 Ordinary 10p shares

Contact for queries:
Address:
265 Strand
London
WC2R 1DB
Name:
Rachel Benjamin

Telephone:
020 7061 6565

                                   SCHEDULE 5

                         BLOCKLISTING SIX MONTHLY RETURN


1. Name of company

Cookson Group plc

2. Name of scheme

Cookson Group US Stock Purchase Plan

3. Period of return:

From :
01/01/2005
to

30/06/2005

4. Number and class of shares(s)
(amount of stock/debt security)
not issued under scheme

4,486,759 Ordinary 1p shares

5. Number of shares issued/allotted
under scheme during period

2,964 Ordinary 1p shares

6. Balance under scheme not yet issued/allotted at end of period:

before share consolidation

4,483,795 Ordinary 1p shares
after share consolidation
448,379 Ordinary 10p shares

7. Number and class of share(s)
(amount of stock/debt securities)
originally listed and the date of admission

2,500,000 Ordinary 1p shares(January 2004) Ref 3-185-261 (GB0031852618)
2,500,000 Ordinary 1p shares(January 2005)
448,379 Ordinary 10p shares(May 2005)

Please confirm total number of shares in issue at the end of the period in order for us to update our records
189,682,839 Ordinary 10p shares

Contact for queries:
Address:
265 Strand
London
WC2R 1DB
Name:
Rachel Benjamin

Telephone:
020 7061 6565

Exhibit No.6
                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

COOKSON GROUP PLC

2) Name of shareholder having a major interest

STANDARD LIFE GROUP

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

VIDACOS NOMINEES

5) Number of shares/amount of stock acquired

400,000

6) Percentage of issued class
0.21%

7) Number of shares/amount of stock disposed
N/A
8) Percentage of issued class

N/A

9) Class of security

ORDINARY SHARES OF 10 PENCE EACH

10) Date of transaction

14 JULY 2005

11) Date company informed

15 JULY 2005

12) Total holding following this notification

19,133,811 SHARES

13) Total percentage holding of issued class following this notification

10.09%

14) Any additional information

N/A

15) Name of contact and telephone number for queries
RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC -
TEL: 020 7061 6565

16) Name and signature of authorised company official responsible for making this notification
RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC
Date of notification: 15 JULY 2005

Exhibit No.7
                             SCHEDULE 10

               NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

COOKSON GROUP PLC

2) Name of shareholder having a major interest

FMR Corp. & FIDELITY INTERNATIONAL LIMITED

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NON-BENEFICIAL INTEREST

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

REGISTERED NAME                       MANAGEMENT COMPANY                     NUMBER OF SHARES
BROWN BROS HARRIMN LTD LUX            FIDELITY INTERNATIONAL LIMITED            6,032,000
NORTHERN TRUST LONDON                 FIDELITY INTERNATIONAL LIMITED               28,000
JP MORGAN, BOURNEMOUTH                FIDELITY INVESTMENT SERVICES LIMITED        787,949
JPMORGAN CHASE BANK                   FMR CORP                                      3,000
JP MORGAN, BOURNEMOUTH                FIDELITY PENSION MANAGEMENT                 431,000
NORTHERN TRUST LONDON                 FIDELITY PENSION MANAGEMENT                  24,000


5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

NOT DISCLOSED

8) Percentage of issued class

NOT DISCLOSED

9) Class of security

ORDINARY SHARES OF 10 PENCE EACH

10) Date of transaction

NOT DISCLOSED

11) Date company informed

21 JULY 2005

12) Total holding following this notification

7,305,949 SHARES

13) Total percentage holding of issued class following this notification

3.85%

14) Any additional information
4
15) Name of contact and telephone number for queries
RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC -
TEL: 020 7061 6565

16) Name and signature of authorised company official responsible for making this notification
RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC
Date of notification: 21 JULY 2005

Exhibit No.8

22 July 2005

COOKSON RELEASES 2004 FINANCIAL STATEMENT INFORMATION RESTATED UNDER IFRS

Cookson Group plc, a leading materials science company, today provides an unaudited summary of the restatement of its 2004 financial statements under International Financial Reporting Standards ("IFRS"). This summary is being provided in advance of the announcement on 26 July of Cookson's interim results for the six months ended 30 June 2005.

As set out in the 18 January 2005 strategy presentation, the main changes from UK GAAP to IFRS that affect Group profit before tax are:

-  discontinuation  of the  amortisation  of goodwill;
-  accounting  for the costs of  employee  share  options;
- reversal of deferred income on the close-out of interest rate swaps in prior periods;
-  accounting for profits from joint  ventures on the net equity basis.

The only significant Group balance sheet impacts, apart from re-classifications, are the accounting for defined benefit pension and other post-retirement schemes and for amortisation of goodwill and the consequent impact on shareholders' equity.

Cookson Group plc will continue to produce its company-only accounts under UK GAAP and therefore none of the IFRS adjustments in this announcement impact on its distributable reserves at 31 December 2004, which were GBP97.1m.

There are no IFRS adjustments to Group cash flows, only re-classifications of items within the cash flow statement.

As noted in the trading update announced on 6 May 2005, Cookson considered the early-adoption of IAS 39 and IAS 32, which relate to the accounting and disclosure of financial instruments, but subsequently elected not to do so. These standards are therefore, adopted as from their effective date of 1 January 2005.

The Group's results for the first half of 2004 and for the full year on an IFRS and a comparative UK GAAP basis are summarised in the table below. Reconciliations for each item in the table are provided in the notes attached. Detailed reconciliations are provided in the appendix attached.


                                                  Year  -  2004             First Half   -   2004
                                   Notes       IFRS         UK GAAP         IFRS         UK GAAP
Revenue (GBPm)                     1.       1,652.5         1,698.2        816.7           841.5
Trading profit (GBPm)              2.         114.9           119.6         51.9            55.1

Profit before tax (GBPm)
- Headline                         3.          85.0            93.1         37.2            42.0
- Reported                         4.          12.6           (18.7)        24.1             8.0
Earnings per share (pence)
- Headline                         5.          30.1            33.4         12.4            14.3
- Reported                         6.         (11.2)          (26.6)         4.4           (3.7)

Free cash flow (GBPm)              -           51.6            51.6        (21.2)         (21.2)

Net debt (GBPm)                    7.         321.8           306.9        402.0           385.8
Employee Benefits Liability (GBPm) 8.         189.9            29.8        188.8            37.6
Shareholders' Equity (GBPm)        9.         431.4           559.4        458.4           591.6

Trading profit is defined in note 1 of the attached appendix

Under IFRS, companies are required to reflect the profits of each reporting segment before Group corporate costs. The table below sets out the relevant information in respect of trading profit, as defined, and takes into account the above IFRS adjustments.

                                                       Year - 2004                          First Half - 2004
                                                IFRS             UK GAAP                IFRS              UK GAAP
Trading profit (GBPm)

- Ceramics                                      60.0                56.8                27.7                26.0
- Electronics                                   52.8                49.5                24.5                23.2

      Assembly Materials                        24.2                22.2                11.0                10.5
      Chemistry                                 27.8                27.2                12.8                12.1
      Laminates                                  0.8                 0.1                 0.7                 0.6

- Precious Metals                               11.0                 9.3                 3.8                 3.3
- Joint Ventures                                   -                 4.0                   -                 2.6
- Group corporate costs                         (8.9)                n/a                (4.1)                n/a

Group                                          114.9               119.6                51.9                55.1



Shareholder / analyst enquiries:                            Cookson Group plc
Dennis Millard, Group Finance Director                      Tel: 020 7061 6500
Isabel Vilela, Investor Relations Manager


About Cookson Group Cookson Group is a leading materials science company which provides materials, processes and services to customers worldwide. The Group's operations are formed into three divisions - Ceramics, Electronics and Precious Metals. The Ceramics division is the world leader in the supply of advanced flow control and refractory products and systems to the iron and steel industry and is also a leading supplier of refractory lining materials for iron and steelmaking and other industrial processes. The Electronics division is a leading manufacturer and supplier of materials and services to the electronics industry, primarily serving fabricators and assemblers of printed circuit boards, assemblers of semiconductor packaging and the electrical and industrial markets. The Precious Metals division is a leading supplier to the jewellery industry of fabricated precious metals products.

Headquartered in London, Cookson employs some 16,000 people in more than 35 countries and sells its products in over 100 countries.

Cookson Group plc, 265 Strand, London WC2R 1DB
Tel: 020 7061 6500 Fax: 020 7061 6600
www.cooksongroup.co.uk

Notes to IFRS Restatement Announcement

                                                                              2004                         2004
                                                                              Year                      First-half
                                                                              GBPm                         GBPm
(1) Revenue
Turnover as reported under UK GAAP                                            1,698.2                      841.5
- Revenue of Joint Ventures                                                   (45.2)                       (24.4)
- Adjustment of sales to prior period                                         (0.5)                        (0.4)
Revenue, under IFRS                                                           1,652.5                      816.7

(2) Trading Profit
Operating profit before goodwill amortisation                                                               5.1
and exceptional items as reported under UK GAAP                               119.6                        5
- Profit of JVs before interest and tax                                       (4.0)                        (2.6)
- Pension costs, holiday pay accruals, share option costs, other              (0.7)                        (0.6)
Trading Profit, under IFRS                                                    114.9                        51.9

(3) Profit before tax - Headline
Profit before tax before goodwill amortisation and exceptional items as       93.1                         42.0
reported under UK GAAP
- Pension costs, holiday pay accruals, share option costs, other              (0.7)                        (0.6)
- Share of JVs tax charge                                                     (1.7)                        (1.3)
- Reversal of deferred income release from swap closeout                      (5.4)                        (2.7)
- Interest on reclassified finance leases                                     (0.3)                        (0.2)
Headline profit before tax, under IFRS                                        85.0                         37.2

(4) Profit / (loss) before tax - Reported
Profit / (loss) before tax, as reported                                       (18.7)                       8.0
- Pension costs, holiday pay accruals, share option costs, other              (0.7)                        (0.6)
- Share of JVs tax charge                                                     (1.7)                        (1.3)
- Goodwill amortisation reversed                                              31.7                         15.9
- Goodwill on business disposals                                              2.3                          2.3
- Interest on reclassified finance leases                                     (0.3)                        (0.2)
Profit before tax, under IFRS                                                 12.6                         24.1

                                                                              2004                         2004
                                                                              Year                      First-half
                                                                              pence                        pence
(5) Earnings per share - Headline
Earnings per share before amortisation of goodwill and intangibles under UK                                14.3
GAAP; restated for 1 for 10 share consolidation in May 2005                   33.4
After tax effect of:
- Deferred income on swap close-out                                           (2.9)                        (1.5)
- All other items                                                             (0.4)                        (0.4)
Headline earnings per share, under IFRS                                       30.1                         12.4

(6) Earnings per share - Reported
Earnings per share under UK GAAP; restated for 1 for 10 share consolidation   (26.7)                       (3.7)
in May 2005
- Goodwill amortisation written-back                                          18.0                         9.6
- All other items                                                             (2.5)                        (1.5)
Earnings per share, under IFRS                                                (11.2)                       4.4

                                                                              2004                         2004
                                                                              Year                      First-half
                                                                              GBPm                         GBPm
(7) Net debt
Per UK GAAP, as reported                                                      306.9                        385.8
- Reclassification of asset securitisation financing                          10.7                         11.7
- Additional finance leases recognised                                        4.2                          4.5
As restated under IFRS                                                        321.8                        402.0

(8) Employee benefits liability
Net accruals per UK GAAP, as reported                                         29.8                         37.6
- Reclassification of pension asset                                           6.4                          6.8
- Reversal of UK GAAP net accruals                                            (36.2)                       (44.4)
- Defined benefit pension scheme and other post- retirement benefit           189.9                        188.8
arrangement deficits
As restated under IFRS                                                        189.9                        188.8

(9) Shareholders' equity
Per UK GAAP, as reported                                                      559.4                        591.6
- Pension and other post-retirement benefits                                  (153.7)                      (144.4)
- Goodwill amortisation                                                       31.7                         15.9
- Others, including tax on IFRS adjustments                                   (6.0)                        (4.7)
As restated under IFRS                                                        431.4                        458.4



Appendix: Summary reconciliation of the Group's UK GAAP 2004 Financial Statements to IFRS

1 Basis of preparation

Cookson Group plc ("Cookson" or "the Company") will report its annual consolidated financial statements for 2005 in accordance with International Financial Reporting Standards ("IFRS"). This appendix presents and explains, notably in section 2.8, the unaudited conversion of the consolidated results of Cookson from UK Generally Accepted Accounting Practice ("UK GAAP") onto an IFRS basis for the six months ended 30 June 2004 and the year ended 31 December 2004 and similarly the Group's financial position as at that date and also 30 June 2004 and at the date of the transition of the Company's consolidated financial statements to IFRS, being 1 January 2004.

The financial information in this appendix has been prepared on the assumption that all IFRSs, including interpretations issued by the International Financial Reporting Interpretations Committee and by the International Accounting Standards Board effective for year end 2005 reporting, will be endorsed by the European Commission, notably the amendments made to IAS 19, "Employee Benefits". Endorsement of all such pronouncements has not occurred as at the date of the publication of this announcement. The failure of the European Commission to endorse all of these standards in time for Cookson's year-end financial reporting in 2005 could result in the need to change the basis of accounting or the presentation of certain financial information from that presented in this appendix. It is possible, therefore, that further changes will be required to this information before it is published as comparative information for the full year 2005.

The financial information, in the form of the primary statements contained in this appendix, is presented in accordance with International Accounting Standard ("IAS") 1, "Presentation of Financial Statements". Where no definitive guidance exists in IAS 1, a UK GAAP approach has been adopted in order to maintain consistency with prior years. This format and presentation may require modification in the event that further guidance is issued, but otherwise the Company believes that the basis on which this financial information has been prepared will be sufficient to enable it to comply fully with IFRS in its annual financial statements for the year ended 31 December 2005 without further significant modification to either the format and presentation or the comparative financial information contained in the primary financial statements herein.

The comparative figures for the financial year ended 31 December 2004 are not the Company's statutory accounts for that financial year. Those accounts, which were prepared under UK GAAP, have been reported on by the Company's auditor and delivered to the Registrar of Companies. The report of the auditor was unqualified and did not contain a statement under section 237(2) or (3) of the Companies Act 1985. These sections address whether proper accounting records have been kept, whether the Company's accounts are in agreement with these records and whether the auditor has obtained all the information and explanations necessary for the purposes of their audit.

At the Company's Annual General Meeting held on 26 May 2005, shareholders approved a share consolidation. The share consolidation took effect following the close of business on 26 May 2005, with shareholders receiving one New Ordinary Share of 10p each for every 10 existing ordinary shares of 1p each held at the close of business on 26 May 2005. Trading in the New Ordinary Shares of 10p commenced on 27 May 2005. The information in this appendix relating to earnings per share has been restated to take into account the impact of this share consolidation.

Disclosure of significant items

IAS 1 provides no definitive guidance as to the format of the income statement, but states key lines which should be disclosed. It also encourages additional line items to be added and the re-ordering of items presented on the face of the income statement when appropriate for a proper understanding of the entity's financial performance. In keeping with the spirit of this aspect of IAS 1, Cookson has adopted a policy of disclosing separately on the face of its income statement the effect of any components of financial performance considered by management to be significant and/or for which separate disclosure would assist both in a better understanding of the financial performance achieved and in making projections of future results. Materiality and/or the nature and function of the components of income and expense are considered in deciding upon such presentation. Such items may include, inter alia, the financial effect of any profit or loss arising on business disposals, major rationalisation and/or restructuring activity, profits and losses on sale or impairment of fixed assets, amortisation of intangibles and other items, including the taxation impact of the afore-mentioned items, which have a significant impact on the Group's results of operations either due to their size or nature.

On the face of the income statement, Cookson separately discloses "trading profit", being profit from operations before the costs of rationalisation of operations, the profit or loss relating to fixed assets and the amortisation and impairment of intangibles.

2 Restatement of Financial Statement Comparatives from UK GAAP to IFRS

2.1 Income statement, balance sheet and cash flow reclassifications from UK GAAP to IFRS

The adoption of IFRS requires certain changes to be made to the format and presentation of income statement, balance sheet and cash flow information previously disclosed under UK GAAP. In the income statement and balance sheet shown in sections 2.3 and 2.4 and in the statement of cash flows, the following principal changes have been made to the statements previously disclosed under UK GAAP prior to presenting them in section 2.3 and 2.4:

     i. Under UK GAAP, profits and losses arising on the disposal or write-down of fixed assets were shown separately below operating profit. Under IFRS, such profits and losses are shown as a component of profit from operations.

     ii. Long-term debtors previously included within current assets under UK GAAP of GBP37.5m at 31 December 2004 (1 January 2004: GBP28.3m; 30 June 2004: GBP27.1m) are included within non-current assets under IFRS.

     iii. Under IFRS, deferred tax assets and liabilities are required to be shown as separate line items on the balance sheet. This has resulted in a reclassification of deferred tax assets previously included within debtors under UK GAAP of GBP35.3m at 31 December 2004 (1 January 2004: GBP53.5m; 30 June 2004: GBP49.5m); and deferred tax liabilities previously included within provisions under UK GAAP of GBP8.6m at 31 December 2004 (1 January 2004: GBP11.5m; 30 June 2004: GBP11.5m).

     iv. Under IFRS, income taxes recoverable and payable are required to be shown as separate line items on the balance sheet. This has resulted in a reclassification of income tax recoverable previously included within debtors under UK GAAP of GBP3.1m at 31 December 2004 (1 January 2004:
     GBP3.0m; 30 June 2004: GBP2.2m); and income tax payable previously included within creditors under UK GAAP of GBP11.6m at 31 December 2004 (1 January 2004: GBP15.5m; 30 June 2004: GBP15.9m).

     v. IFRS requires amounts received under debtor securitisation arrangements to be shown as liabilities and not as a deduction against the associated debtor balances, as under UK GAAP. This has resulted in a reclassification of these receipts at 31 December 2004 of GBP10.7m (1 January 2004:
     GBP11.2m; 30 June 2004: GBP11.7m) from debtors to "interest-bearing loans and borrowings".

     vi. IFRS requires provisions expected to be settled within one year of the balance sheet date to be shown as current liabilities. This has resulted in a reclassification at 31 December 2004 of GBP15.1m (1 January 2004:
     GBP13.4m; 30 June 2004: GBP17.5m) from non-current liabilities to current liabilities.

     vii. Certain US assets held in Rabbi trusts to meet pension obligations are not classified by IAS 19 as pension assets. This has resulted in a reclassification of these assets at 31 December 2004 of GBP6.4m (1 January 2004: GBP6.9m; 30 June 2004 GBP6.8m) from prepayments to "other investments".

     viii. IFRS requires certain overdrafts to be included within the balances disclosed as "cash and cash equivalents", whereas overdrafts were included within borrowings under UK GAAP. This has resulted in a reclassification at 31 December 2004 of GBP3.4m (1 January 2004: GBP4.0m; 30 June 2004:
     GBP6.7m) from current liabilities to current assets.

     ix. In addition to the change in presentation brought about by item viii above, the Group statement of cash flows under IFRS must comply with the format and headings prescribed in IAS 7. With the exception of the reclassification described in viii above, no other IFRS transitional adjustments impacted on the restated net cash flow from operating, investing or financing activities.


2.2 Accounting adjustments made on transition from UK GAAP to IFRS

As required by IFRS 1, Cookson has prepared reconciliation statements which present the adjustments made in order to transition the Group's UK GAAP primary statements for 2004 onto an IFRS basis. Reconciliations are provided in respect of the adjustments made to the Group's financial position at the date of transition to IFRS, 1 January 2004, and also at 30 June 2004 and 31 December 2004. With regard to the Group's reported financial performance, reconciliations are provided for the six months ended 30 June 2004 and for the full year ended 31 December 2004. The reconciliations in this appendix are located as follows:

- Income Statement reconciliation from UK GAAP to IFRS Section 2.3
- Balance Sheet reconciliation from UK GAAP to IFRS Section 2.4
- Group statement of Recognised Income and Expense reconciliation from UK GAAP to IFRS Section 2.5
- Group reconciliation of Equity from UK GAAP to IFRS Section 2.6
- Details of adjustments made on transition from UK GAAP to IFRS Section 2.7
- Summary description of significant IFRS adjustments Section 2.8

2.3 Income Statement reconciliation from UK GAAP to IFRS

                                                                                Half year                            Full year
                                                                                     2004                                 2004
                                                             As   Effect of   Reported in         As    Effect of  Reported in
                                                       Reported  transition    compliance   Reported   Transition    compliance
                                                       under UK     to IFRS     with IFRS   under UK      to IFRS    with IFRS
                                                           GAAP                                 GAAP
                                                Note      (note                                (note
                                                 2.7       2.1)                                 2.1)
                                                 ref       GBPm        GBPm          GBPm      GBPm         GBPm           GBPm
Revenue                                          (a)       817.1      (0.4)         816.7    1,653.0       (0.5)       1,652.5
Manufacturing costs  - raw materials             (b)     (364.6)        0.3       (364.3)    (756.2)         0.4       (755.8)
                     - other                             (226.2)          -       (226.2)    (447.1)           -       (447.1)
Administration, selling and distribution
costs                                            (c)     (173.8)      (0.5)       (174.3)    (334.1)       (0.6)       (334.7)

Trading profit                                              52.5      (0.6)          51.9      115.6       (0.7)         114.9

Rationalisation of operating activities                   (11.0)          -        (11.0)     (22.7)           -        (22.7)
Amortisation and impairment of intangibles       (d)      (16.3)       15.9         (0.4)     (32.5)        31.7         (0.8)
Profit / (loss) relating to fixed assets                     1.1          -          1.1     (16.8)           -        (16.8)

Profit from operations                                      26.3       15.3          41.6       43.6        31.0          74.6

Finance income
       Ongoing activities                                    2.2          -           2.2        0.9           -           0.9
       Income from swap close-out                            2.7          -           2.7        5.4           -           5.4

Finance costs
       Ongoing activities                        (e)      (18.0)      (0.2)        (18.2)     (32.8)       (0.3)        (33.1)
Share of post-tax profit from joint ventures                 1.3          -           1.3        2.3           -           2.3
Loss on disposal of operations                   (f)       (7.8)        2.3         (5.5)     (39.8)         2.3        (37.5)

Profit before tax                                            6.7       17.4          24.1     (20.4)        33.0          12.6

Income tax:
       Ongoing activities                        (g)      (11.3)          -        (11.3)     (24.5)         0.2        (24.3)
       Deferred tax charge on goodwill           (g)           -      (2.1)         (2.1)          -       (4.1)         (4.1)
       Other net credits / (charges)                         0.1          -           0.1      (1.2)           -         (1.2)

Profit / (loss) for the period                             (4.5)       15.3          10.8     (46.1)        29.1        (17.0)

Profit attributable to minority interests                  (2.5)          -         (2.5)      (4.1)           -         (4.1)

Profit / (loss) attributable to equity
holders                                                    (7.0)       15.3           8.3     (50.2)        29.1        (21.1)

Basic earnings per share                                  (3.7)p       8.1p          4.4p    (26.7)p       15.5p       (11.2)p

Diluted earnings per share                                (3.6)p       7.9p          4.3p    (26.7)p       15.5p       (11.2)p

Headline profit before taxation and earnings per share:

Trading profit                                              52.5      (0.6)          51.9      115.6       (0.7)         114.9
Share of post-tax profit from joint ventures                 1.3          -           1.3        2.3           -           2.3
Finance costs for ongoing activities, net                 (15.8)      (0.2)        (16.0)     (31.9)       (0.3)        (32.2)

Headline profit before tax                                  38.0      (0.8)          37.2       86.0       (1.0)          85.0

Income tax on ongoing activities                          (11.3)          -        (11.3)     (24.5)         0.2        (24.3)
Profit attributable to minority interests                  (2.5)          -         (2.5)      (4.1)           -         (4.1)

Headline profit attributable to equity
holders                                                     24.2      (0.8)          23.4       57.4       (0.8)          56.6

Headline basic earnings per share                          12.8p     (0.4)p         12.4p      30.5p      (0.4)p         30.1p



2.4 Balance Sheet reconciliation from UK GAAP to IFRS

                                                     1 January                           30 June                      31 December
                                                          2004                              2004                             2004
                                      As    Effect    Reported         As     Effect   Reported          As    Effect    Reported
                           Note Aeported        of          in   Aeported         of         in    Aeported        of          on
                            2.7 under UK    Transi- compliance   under UK    Transi-  Compliance   under UK   Transi-  Compliance
                            ref     GAAP      tion       with        GAAP       tion       with        GAAP      tion   with IFRS
                                   (note        to       IFRS       (note         to       IFRS       (note        to
                                   (2.1)      IFRS                   2.1)       IFRS                   2.1)      IFRS
                                   GBPm       GBPm        GBPm       GBPm       GBPm        GBPm       GBPm      GBPm        GBPm
Assets

  Property, plant and
  equipment                 (h)    350.7       4.1       354.8      332.0        3.7       335.7      319.6       3.3       322.9
  Intangible assets         (i)    514.0         -       514.0      487.6       15.9       503.5      453.5      31.7       485.2
  Investments in joint
  ventures                          18.8         -        18.8       14.5          -        14.5       14.7         -        14.7
  Other Investments                 37.2         -        37.2       36.0          -        36.0       16.7         -        16.7
  Income tax recoverable               -         -           -        2.2          -         2.2        2.2         -         2.2
  Deferred tax assets       (j)     53.5     (0.6)        52.9       49.5      (2.6)        46.9       35.3     (4.1)        31.2
  Other assets                       8.2         -         8.2       10.1          -        10.1       10.6         -        10.6

Total non-current assets           982.4       3.5       985.9      931.9       17.0       948.9      852.6      30.9       883.5

  Cash and cash equivalents         52.8         -        52.8       31.5          -        31.5       44.0         -        44.0
  Inventories               (k)    172.9     (0.3)       172.6      193.8        0.1       193.9      174.0       0.1       174.1
  Trade and other
  receivables               (l)    316.9       0.4       317.3      324.9      (0.1)       324.8      303.5     (0.1)       303.4
  Income tax recoverable             3.0         -         3.0          -          -           -        0.9         -         0.9

Total current assets               545.6       0.1       545.7      550.2          -       550.2      522.4         -       522.4

Total assets                     1,528.0       3.6     1,531.6    1,482.1       17.0     1,499.1    1,375.0      30.9     1,405.9

Equity

  Issued capital                   375.4         -       375.4      375.4          -       375.4      375.5         -       375.5
  Share premium                    642.6         -       642.6      643.4          -       643.4      643.4         -       643.4
  Retained earnings         (m)  (608.8)   (128.0)     (736.8)    (633.1)    (133.2)     (766.3)    (665.4)   (128.0)     (793.4)
  Other reserves                   205.9         -       205.9      205.9          -       205.9      205.9         -       205.9

Total shareholders' equity         615.1   (128.0)       487.1      591.6    (133.2)       458.4      559.4   (128.0)       431.4

Minority interests                  11.8         -        11.8       11.7          -        11.7       11.7         -        11.7

Total equity                       626.9   (128.0)       498.9      603.3    (133.2)       470.1      571.1   (128.0)       443.1

Liabilities

  Interest-bearing loans
  and borrowings                   320.3         -       320.3      334.0          -       334.0      326.1         -       326.1
  Employee benefits         (n)     47.1     126.1       173.2       44.4      144.4       188.8       36.2     153.7       189.9
  Trade and other payables          69.3         -        69.3       97.9          -        97.9       58.3         -        58.3
  Provisions                        20.7         -        20.7       16.8          -        16.8       10.3         -        10.3
  Deferred tax liabilities          11.5         -        11.5       11.5          -        11.5        8.6         -         8.6

Total non-current liabilities      468.9     126.1       595.0      504.6      144.4       649.0      439.5     153.7       593.2

  Interest-bearing loans
  and borrowings            (o)    102.2       4.8       107.0       95.0        4.5        99.5       35.5       4.2        39.7
  Trade and other payables  (p)    301.1       0.8       301.9      245.8        1.4       247.2      302.2       1.0       303.2
  Income tax payable        (q)     15.5     (0.1)        15.4       15.9      (0.1)        15.8       11.6         -        11.6
  Provisions                        13.4         -        13.4       17.5          -        17.5       15.1         -        15.1

Total current liabilities          432.2       5.5       437.7      374.2        5.8       380.0      364.4       5.2       369.6

Total liabilities                  901.1     131.6     1,032.7      878.8      150.2     1,029.0      803.9     158.9       962.8

Total equity and liabilities     1,528.0       3.6     1,531.6    1,482.1       17.0     1,499.1    1,375.0      30.9     1,405.9



2.5 Group Statement of Recognised Income and Expense reconciliation from UK GAAP to IFRS

                                                                      Half year                            Full year
                                                                         2004                                  2004
                                                                 As      Effect    Reported          As   Effect of   Reported in
                                                           Reported          of          in    Reported  Transition    compliance
                                                           under UK  transition  Compliance    under UK     to IFRS     with IFRS
                                                               GAAP     to IFRS   with IFRS        GAAP                 GAAP GBPm
                                                               GBPm        GBPm        GBPm        GBPm       GBPm           GBPm
Foreign exchange translation differences                      (20.1)      (3.4)       (23.5)       (9.8)      (2.2)        (12.0)
Actuarial loss on employee benefit schemes                         -     (15.9)       (15.9)           -     (26.8)        (26.8)

Income and expenses recognised directly in equity             (20.1)     (19.3)       (39.4)       (9.8)     (29.0)        (38.8)

Profit/(loss) for the period                                   (4.5)       15.3         10.8      (46.1)       29.1        (17.0)

                                                              (24.6)      (4.0)       (28.6)      (55.9)        0.1        (55.8)

Profit attributable to minority interests                      (2.5)          -        (2.5)       (4.1)          -         (4.1)
Foreign exchange translation differences attributable
to minority interests                                            0.5          -          0.5         1.1          -           1.1
                                                               (2.0)          -        (2.0)       (3.0)          -         (3.0)


Total recognised income and expenses attributable to
equity holders                                                (26.6)      (4.0)       (30.6)      (58.9)        0.1        (58.8)



2.6 Group reconciliation of Equity from UK GAAP to IFRS

                                                          Issued    Share   Retained      Other         Total  Minority    Total
                                                          Cpital  premium   earnings   Reserves        equity  interest   equity
                                                                                                 attributable
                                                                                                    to equity
                                                                                                      holders
                                                            GBPm     GBPm       GBPm       GBPm          GBPm      GBPm     GBPm
Total equity as at 1 January 2004
  As previously stated under UK GAAP                       375.4     642.6    (608.8)     205.9         615.1      11.8     626.9
  Effect of transition to IFRS (note 2.7(m))                   -         -    (128.0)         -       (128.0)         -   (128.0)

Total equity as at 1 January 2004 (as restated under
IFRS)                                                      375.4     642.6    (736.8)     205.9         487.1      11.8     498.9

  Movements for the period as reported under UK GAAP:
  Total net recognised losses relating to the period           -         -     (26.6)         -        (26.6)       2.0    (24.6)
  New share capital issued                                     -       0.8          -         -           0.8         -       0.8
  Dividends paid to minority interest                          -         -          -         -             -     (2.1)     (2.1)
  Goodwill transferred to the income statement on the
  sale of operations                                           -         -        2.3         -           2.3         -       2.3
                                                               -       0.8     (24.3)         -        (23.5)     (0.1)    (23.6)
  Movements for the period (effect of transition to
  IFRS):
  Total effect of IFRS adoption on net recognised
  losses relating to the period                                -         -      (4.0)         -         (4.0)         -     (4.0)
  Share-based payments (note 2.7(c))                           -         -        1.1         -           1.1         -       1.1
  Reversal of goodwill transferred to the income
  statement on the sale of operations (note 2.7(f))            -         -      (2.3)         -         (2.3)         -     (2.3)
                                                               -         -      (5.2)         -         (5.2)         -     (5.2)


Total equity as at 30 June 2004                            375.4     643.4    (766.3)     205.9         458.4      11.7     470.1

Total equity as at 1 January 2004 (as restated under
IFRS)                                                      375.4     642.6    (736.8)     205.9         487.1      11.8     498.9

  Movements for the period as reported under UK GAAP:
  Total net recognised losses relating to the period           -         -     (58.9)         -        (58.9)       3.0    (55.9)
  New share capital issued                                   0.1       0.8          -         -           0.9         -       0.9
  Dividends paid to minority interest                          -         -          -         -             -     (3.1)     (3.1)
  Goodwill transferred to the income statement on the
  sale of operations                                           -         -        2.3         -           2.3         -       2.3
                                                             0.1       0.8     (56.6)         -        (55.7)     (0.1)    (55.8)
  Movements for the period (effect of transition to
  IFRS):
  Total effect of IFRS adoption on net recognised
  losses relating to the period                                -         -        0.1         -           0.1         -       0.1
  Share-based payments (note 2.7(c))                           -         -        2.2         -           2.2         -       2.2
  Reversal of goodwill transferred to the income
  statement on the sale of operations (note 2.7(f))            -         -      (2.3)         -         (2.3)         -     (2.3)
                                                               -         -          -         -             -         - -


Total equity as at 31 December 2004                        375.5     643.4    (793.4)     205.9         431.4      11.7     443.1


2.7 Details of adjustments made on transition from UK GAAP to IFRS
                                                                                                   Half year       Full year
                                                                                                        2004            2004
                                                                                                        GBPm            GBPm
(a) Revenue
Adjustment of sales to prior period                                                                    (0.4)           (0.5)
(b) Manufacturing costs - raw materials
Adjustment of sales to prior period                                                                      0.3             0.4
(c) Administration, selling and distribution costs
Long-term employee benefits (note 2.8(a))                                                                1.1             1.6
Holiday pay accruals(note 2.8(b))                                                                      (0.6)           (0.1)
Share-based payments (note 2.8(c))                                                                     (1.1)           (2.2)
Reclassify operating leases to finance leases (note 2.8(g))                                              0.2             0.3
Depreciation charge on mothballed assets                                                               (0.1)           (0.2)

                                                                                                       (0.5)           (0.6)
(d) Amortisation of intangibles
Reversal of goodwill amortisation charged under UK GAAP (note 2.8(f))                                   15.9            31.7
(e) Finance costs
Reclassify operating leases to finance leases (note 2.8(g))                                            (0.2)           (0.3)
(f) Profit/(loss) on disposal of operations
Reversal of goodwill amortisation charged under UK GAAP (note 2.8(f))                                    2.3              2.3
(a) Income tax
Deferred tax on IFRS adjustments     - holiday pay accruals, long-term employee benefits and
for:                                   share- based payments                                              -              0.2
                                     - goodwill (note 2.8(h))                                           (2.1)           (4.1)

                                                                                                        (2.1)           (3.9)

                                                                                    1 January         30 June     31 December
                                                                                         2004            2004            2004
                                                                                         GBPm            GBPm            GBPm
(b) Property, plant and equipment
Reclassify operating leases to finance leases (note 2.8(g))                               4.5             4.2             3.9
Accumulated depreciation charge on mothballed assets                                    (0.4)           (0.5)           (0.6)

                                                                                          4.1             3.7             3.3
(c) Intangible assets
Reversal of goodwill amortisation charged under UK GAAP (note 2.8(f))                       -            15.9            31.7
2.7 Details of adjustments made on transition from UK GAAP to IFRS, continued
                                                                                    1 January         30 June      31 December
                                                                                         2004            2004             2004
                                                                                         GBPm            GBPm             GBPm
(d) Deferred tax assets
Deferred tax on IFRS adjustments   - holiday pay accruals, long-term
for:                                 employee benefits and share-based
                                     payments                                             1.6             1.6              1.9
                                   - goodwill (note 2.8(h))                              (2.2)           (4.2)            (6.0)
                                                                                         (0.6)           (2.6)            (4.1)
(e) Inventories
Adjustment of sales to prior period                                                      (0.3)            0.1              0.1
(f) Trade and other receivables
Adjustment of sales to prior period                                                       0.4            (0.1)            (0.1)
(g) Retained earnings
Holiday pay accruals (note 2.8(b))                                                       (0.8)           (1.4)            (1.0)
Reclassify operating leases to finance leases (note 2.8(g))                              (0.3)           (0.3)            (0.3)
Recognition of actuarial gains and losses on defined benefit pension and
other post-retirement obligations(note 2.8(a))                                         (126.1)         (144.4)          (153.7)
Adjustment of sales to prior periods                                                       0.1              -                -
Reversal of goodwill amortisation charged under UK GAAP(note 2.8(f))                         -           15.9             31.7
Accumulated depreciation charge on mothballed assets                                     (0.4)           (0.5)            (0.6)
                                                                                       (127.5)         (130.7)          (123.9)
Tax effect of all IFRS restatement adjustments                                           (0.5)           (2.5)            (4.1)


                                                                                       (128.0)         (133.2)          (128.0)
(h) Employee benefits
Recognition of actuarial gains and losses on defined benefit pension schemes
and other post-retirement benefits (note 2.8(a))                                        126.1           144.4            153.7
(i) Interest-bearing loans and borrowings
Reclassify operating leases to finance leases (note 2.8(g))                               4.8             4.5              4.2
(j) Current trade and other payables
Holiday pay accruals (note 2.8(b))                                                        0.8             1.4              1.0
(k) Income tax payable
Income taxes on long-term employee benefit deficit                                       (0.1)           (0.1)               -


2.8 Summary description of significant IFRS adjustments

A summary of the principal adjustments made in order to transition the Group's UK GAAP financial statements to IFRS are noted below.

(a) Long-term employee benefits

Under UK GAAP, the Group accounted for pension and other post-retirement benefit obligations in accordance with SSAP 24, "Accounting for Pension Costs". Additional disclosures were given in compliance with FRS 17, "Retirement Benefits". Under IFRS, the Group accounts for pension and other post-retirement benefit obligations in accordance with IAS 19, "Employee Benefits"(as amended), which is similar to FRS 17 in many respects, particularly in that it requires the net deficit of the Group's defined benefit pension and other post-retirement benefit arrangements to be brought onto the Group balance sheet. As permitted by IFRS 1, all cumulative actuarial gains and losses relating to the Group's pension and other post-retirement benefit obligations have been recognised in equity at the transition date.

When valuing pension and other post-retirement benefit obligations under IAS 19, two methods of recognising actuarial gains and losses through Group reserves are acceptable: one whereby all gains and losses are recognised in reserves as they arise, through the Statement of Recognised Income and Expense (the "SORIE" approach); the other providing a "smoothing" methodology which would recognise periodic changes in gains and losses only to the extent that they fall outside a "corridor" represented by 10% of scheme assets or liabilities. Cookson has adopted the SORIE approach, which is intended to provide greater stability in the pension charge made in the income statement from one period to the next.

Under IAS 19, the fair value of pension scheme assets is determined using the bid price, as opposed to mid-market price used under UK GAAP. With regard to other post-retirement obligations, adoption of IAS 19 leads to the recognition of certain long-term benefit obligations, including leaving and termination obligations, which were not previously recognised under UK GAAP.

Under UK GAAP, the Group recognised net accruals for pension and other post-retirement obligations at 31 December 2004 of GBP29.8m (1 January 2004:
GBP40.2m; 30 June 2004: GBP37.6m). Under IFRS, these balances are reversed to reserves and replaced in total with an actuarially-determined value of the net deficit arising on the Group's defined benefit pension schemes and other post-retirement benefit arrangements.

The actuarial valuation of the Group's combined defined benefit pension schemes and other post-retirement benefit arrangements at 31 December 2004 produced a combined net deficit of GBP189.9m (1 January 2004: GBP173.2m; 30 June 2004:
GBP188.8m), these sums being recognised in the Group balance sheet as "Employee benefits". The comparative combined net deficit valuation of the Group's employee benefit obligations under FRS 17 at 31 December 2004 was GBP175.3m. Under UK GAAP, the regular charge to the profit and loss account in respect of defined benefit pension and other post-retirement obligations was GBP17.1m in 2004. The equivalent charge to the income statement under IAS 19 for 2004 was GBP13.7m.

As a result of the transition from UK GAAP to IFRS, the net impact on Group reserves in respect of the Group's employee benefit arrangements was a reduction of GBP153.7m at 31 December 2004 (1 January 2004: GBP126.1m; 30 June 2004:
GBP144.4m).

(b) Short-term employee benefits (holiday pay accruals)

Under IAS 19, "Employee benefits", Cookson accrues for the cost of all short-term accumulating compensated absences, such as holiday entitlement earned but not taken at the balance sheet date. Under UK GAAP, Cookson companies accrued for holiday pay only where this was required under local accounting requirements.

The impact of IAS 19 on Cookson's transition to IFRS is to increase the holiday pay accrual by GBP1.0m as at 31 December 2004 (1 January 2004: GBP0.8m; 30 June 2004: GBP1.4m). The incremental charge to the income statement was GBP0.6m for the half-year to June 2004 and GBP0.1m for the full year. Due to the timing of employees' holidays, the accruals for holiday pay earned but not taken made in the first half of the year are expected substantially to reverse in the second half as holidays are taken.

(c) Share-based payments

Cookson has a number of share-based incentive option arrangements. Under IFRS 2, "Share-based Payments", Cookson has to fair value the cost of all share options at the date of the options being granted and that cost has to be recognised over the relevant vesting periods.

Historically, the Cookson shares used to satisfy the exercise of those options granted under the Group's share-based incentive arrangements which are equity-settled have been newly-issued shares, or shares held through the Group's Employee Share Ownership Plan. Accordingly, no profit and loss account charge has needed to be recognised in prior periods under UK GAAP.

Cookson has adopted the exemption given by IFRS 1 to apply IFRS 2 only to awards made after 7 November 2002. As a result of the adoption of IFRS 2, an income statement charge of GBP2.2m was made for the full year 2004 (half year 2004:
GBP1.1m).

(d) Joint ventures

Under UK GAAP, Cookson included its share of the results of joint ventures in its consolidated financial statements under the net equity method, which resulted in the inclusion of the Group's proportionate share of turnover, operating profit, interest and tax charges of the joint venture entity in the appropriate Group income statement line item.

Under IAS 31, "Interests in Joint Ventures", the results of joint ventures can either be shown using the net equity method or by using proportionate consolidation. Cookson has chosen to retain the net equity method of recognition, but under IFRS this now requires disclosure of the Group's share of the after-tax profit of its joint venture investments on one line within the Group income statement.

(e) Discontinued operations

Under IFRS 5, "Non-current Assets Held for Sale and Discontinued Operations", the trading results of discontinued operations are presented separate from continuing operations. "Discontinued operations" comprise all or substantially all of a separate major line of business or geographical area of operation that can be distinguished operationally and for financial reporting purposes. None of the business disposals made in 2004 qualified as "discontinued operations" in this financial information.

(f) Business combinations and Goodwill

Under IFRS 3, "Business combinations", the purchase cost of all business acquisitions is required to be applied against the fair value of all identified tangible, separable intangible assets and liabilities of the acquired business in the determination of any goodwill arising on acquisition. IFRS 3 further requires that any such separable intangible fixed assets are amortised over their useful lives and that goodwill must then be carried at cost with annual impairment reviews. Cookson has taken advantage of the exemption under IFRS 1 not to restate all business combinations prior to 1 January 2004 in line with the requirements of IFRS 3.

As a result of the adoption of IFRS 3, goodwill amounting to GBP317.8m as at 1 January 2004 which had arisen on acquisitions made before 1998 and which had previously been written-off to Group reserves remains so written-off and will no longer be recycled through the income statement on any subsequent disposal of the businesses to which it originally related. In addition, goodwill of GBP505.6m recognised on the Group balance sheet under UK GAAP as at 1 January 2004 is carried unamortised, but is now subject to annual review for impairment.

The goodwill amortisation charge for the full year 2004 of GBP31.7m (half-year 2004: GBP15.9m) under UK GAAP has been reversed and the loss arising on business disposals has been restated to take account of the impact of IFRS 3 on the goodwill previously associated with these disposals.

(g) Leases

Under IAS 17, "Leases", the distinction between finance leases and operating leases is similar to, but not exactly the same as, that under UK GAAP. Following a review of the operating lease arrangements throughout the Group, certain of these leases have been determined to qualify as finance leases under IFRS.

Accordingly, the impact of the adoption of IAS 17 is to increase property, plant and equipment by GBP3.9m as at 31 December 2004 (1 January 2004: GBP4.5m; 30 June 2004: GBP4.2m). Interest-bearing loans and borrowings (short- and long-term) are accordingly increased by GBP4.2m at 31 December 2004 (1 January 2004: GBP4.8m; 30 June 2004: GBP4.5m). The impact on the income statement is to increase trading profit by GBP0.3m for the full year 2004 (half-year 2004:
GBP0.2m) and to increase finance expenses by GBP0.3m for the full year 2004 (half-year 2004: GBP0.2m).

(h) Deferred tax

Under IFRS, deferred tax is recognised on all temporary differences that have originated but not reversed at the balance sheet date, with certain exceptions. The principal exceptions relate to temporary differences arising from Group investments where Cookson is able to control the reversal of those temporary differences and those differences are not expected to reverse in the foreseeable future. In addition, deferred tax assets are recognised only to the extent it is more likely than not that they will be realised within the foreseeable future.

On transition to IFRS, the main areas in which changes to deferred tax assets and liabilities have been identified are in respect of rolled-over taxable gains, pensions, holiday pay accruals, share-based payments and on tax deductible goodwill. In the case of the latter, since goodwill arising on consolidation is now frozen in value under IFRS, subject to any impairment charges required, but goodwill amortisation is still allowed as a deduction for tax purposes in many jurisdictions, this has the effect of generating a deferred tax liability which will continue to grow in future periods until such time as the goodwill amortisation deductions cease or the goodwill asset is written-off on disposal of the underlying businesses or as a result of impairment charges.

The net tax impact of the adjustments made on adoption of IFRS by Cookson resulted in a reduction of deferred tax assets of GBP4.1m at 31 December 2004 (1 January 2004: GBP0.6m; 30 June 2004: GBP2.6m), including a liability of GBP6.0m at 31 December 2004 (1 January 2004: GBP2.2m; 30 June 2004: GBP4.2m) associated with the Group's goodwill balance.

(i) Financial instruments

Cookson has elected to adopt IAS 32, "Financial Instruments: Disclosure and Presentation", and IAS 39, "Financial Instruments: Recognition and Measurement" with effect from 1 January 2005 and has taken the exemption in IFRS 1 not to restate comparatives for IAS 32 and IAS 39.

As a consequence of not early adopting IAS 32 and IAS 39, the income statement for 2004 includes finance income which will, under IFRS, not recur in 2005, being GBP5.4m (half-year: GBP2.7m) in respect of deferred income relating to interest rate swaps closed-out in prior years. The total profit arising on the close-out of these swaps was, under UK GAAP, being brought into income over the term of the underlying loan arrangements to which the swaps had related. The total deferred income as yet unrecognised through income as at 31 December 2004 was GBP22.3m. On adoption of IAS 32 and IAS 39 with effect from 1 January 2005, such credit balance will be taken directly to Group reserves, net of a related tax charge.

(j) Cumulative currency translation differences

Under UK GAAP, translation differences arising on the consolidation of the results of and investment in foreign operations do not have to be separately identified and accounted for in subsequent disposals of those foreign operations. Under IAS 21, "The Effects of Changes in Foreign Exchange Rates", such translation differences must be separately reported in equity, net of the result on any related hedging instruments; and on disposal of a foreign operation, any associated cumulative translation differences are transferred to the income statement as part of the gain or loss on disposal.

Cookson has adopted the exemption allowed under IFRS 1 not to separately recognise cumulative translation differences arising prior to the transition date. As a result, all cumulative translation differences at 1 January 2004 are deemed to be zero and all subsequent disposals will exclude any translation differences arising prior to the date of transition.

Exhibit No.9



COOKSON GROUP PLC INTERIM REPORT TO SHAREHOLDERS
26 July 2005

                                                           First Half                             Year
                                                      2005           2004                         2004
Revenue (GBPm)                                         795            817                -3%     1,652
Trading profit* (GBPm)                                54.4           51.9                +5%     114.9
Return on sales                                       6.8%           6.4%          +0.4% pts      7.0%
Profit before tax (GBPm)
- Headline*                                           39.9           37.2                +7%      85.0
- Basic                                               33.3           24.1               +38%      12.6
Earnings per share (pence)
- Headline*                                           13.9           12.4               +12%      30.1
- Basic                                                8.5            4.4                       (11.2)

Free cash flow (GBPm)                                (22.8)         (21.2)          -GBP1.6m      51.6
Net debt (GBPm)                                      362.8          402.0       GBP39m lower     321.8

The above information is at reported exchange rates
*Refer to the income statement attached for definitions

- Trading profit up 5%
- Return on sales increases 0.4 % points
- 7% rise in headline profit before tax
- Headline EPS up 12%
- Net debt GBP39 million lower than June 2004
- Progress on strategy implementation
- Disposals to date raise GBP13 million

Commenting on the results, Nick Salmon, Chief Executive, said:

"The results for the first half of 2005 were in line with the guidance provided in May. The Group's performance benefited from a more profitable second quarter when compared to the first quarter.

Over the first six months of 2005, we have also made good progress in implementing our strategy to improve the operational performance of our core businesses and to dispose of non-core businesses and surplus properties. The Ceramics division has recorded excellent results on the back of continued strong growth in global steel production. The Electronics division has experienced mixed market conditions globally, with strong growth in the Asia Pacific region offset by more challenging conditions in NAFTA and Europe. Its Laminates sector continues to face difficult markets and has made a loss in the first half, necessitating further restructuring in Europe and USA. The Precious Metals division has had to cope with continued weakness in retail markets but, despite very low volumes, has remained profitable.

The outlook for our markets remains unclear but we are confident that we are taking the necessary steps to reduce our cost base and implement the strategy we set out in January. Given the market conditions we are currently experiencing, we would expect overall performance for the full year to be slightly better than that achieved in 2004."

IFRS

The  results  for the Group for the first half of 2005 and  comparative  periods
have  been  restated  in  accordance  with  International   Financing  Reporting
Standards (IFRS).

The impact on the Group's 2004 financial statements of its transition to IFRS was communicated to shareholders on 22 July 2005 by way of a press and RNS announcement and is available on the Company's website www.cooksongroup.co.uk.

STRATEGY - PROGRESS

As announced in January 2005 and as described in our 2004 Annual Report, our strategy focuses on performance enhancement, debt reduction and the disposal of non-core activities.

Our objectives include improving profitability, with targeted return on sales by 2007 of 10% in both the Ceramics and Electronics divisions and a return on net sales (i.e. excluding the precious metals content) of 15% for the Precious Metals division. We also plan to reduce total debt significantly over the next 2-3 years. This will be achieved through a combination of strong operational cash flow - from improved profitability and working capital management - and a disposal programme which aims to raise over GBP100 million from the sale of a number of non-core activities and assets by the end of 2006. In addition, we intend to resume a sustainable dividend payment as soon as possible with dividends funded from free cash flow.

There are four main components to advancing this strategy and progress is being made in all of them:

- Products and Markets

We continue to focus on higher margin products with higher technology content, maintaining our investments in R&D and exiting commodity activities such as rigid laminates and certain types of ceramic bricks. Examples of new products where we are seeing encouraging sales growth in 2005 include thin slab caster nozzles and solar crucibles in the Ceramics division, lead-free products, GETEK(TM) laminates and copper damascene in the Electronics division and our newly-launched tarnish resistant silver alloy Argentium (R) in the Precious Metals division.

- Investment and Restructuring

We continue to balance production facilities and customer markets geographically, progressively investing in emerging economies while restructuring as necessary in the more mature markets. Examples from the first half of 2005 include:

Ceramics

- NAFTA: modernisation and rationalisation of plants in the USA and Mexico (completed).
- South Africa: rationalisation of two plants into one (launched).
- China, Brazil, Poland: additional production capacity for flow control products (nearing completion).
- China: increasing Cookson's shareholding in its joint venture with Wuhan Steel from 25% to 50% plus capacity expansion (completed).

Electronics

- Germany and Sweden: reduction of laminates capacity in Germany and streamlining production in Sweden (underway).
- Europe: rationalisation of certain Chemistry sector activities and reduction of overheads (underway).
- NAFTA: Chemistry capacity expansion in Mexico and closure of a factory in California and related overhead reductions (nearing completion).
- China: additional laminates production capacity (complete, further phase now planned); new R&D technology centres in Shanghai and Shenzhen (completed).
- Singapore: Semiconductor packaging workforce reduction (completed).

Precious Metals

- USA: 8% reduction in workforce and consolidation onto one main site
  (completed).
- Europe: restructuring of operations in France, exiting manufacturing and relocating the sales force (nearing completion).

-  Cost reduction

By simplifying our structure and processes we can take out substantial overhead costs. Progress has been made in many areas, particularly in the Group and Electronics division headquarters. In common with a number of other UK companies, we are now examining the required steps to de-register as a foreign private issuer with the U.S. Securities and Exchange Commission, which would save significant administrative and audit costs.

We also continue to focus on improving our materials purchasing efficiency to control our raw material costs via centralised global procurement initiatives and sourcing from lower cost countries.

-  Disposals:

To date, the following disposals of non-core activities and surplus properties have been completed and cash proceeds received:

                                           Proceeds          Date Closed            Revenue               Trading
                                                                                       2004           Profit 2004
Fraternity Rings                            GBP3.0m             Dec 2004            GBP2.5m               GBP0.3m
Technical Ceramics                          GBP4.7m            June 2005            GBP4.6m               GBP1.0m
Conference Centre                           GBP1.3m            June 2005
Redundant Properties                        GBP4.4m            June 2005
Total                                      GBP13.4m


The disposal programme is at an early stage and we remain confident that we will achieve the target of raising GBP100 million from disposals by the end of 2006.

Conclusion

We are satisfied with the progress in implementing our strategy achieved over the last six months. We expect to maintain progress in all four of the above areas and to announce new related developments through the second half of 2005.

CURRENT OUTLOOK

The strong growth in global steel production, which benefited our Ceramics division in the first half, is expected to moderate in the third quarter as global inventories correct. While we have limited visibility beyond this point, we expect growth to resume in the fourth quarter.

In our Electronics division's global markets there are mixed signals of continued growth in Asia-Pacific balanced by further slowdowns in NAFTA and EU markets.

The Precious Metals division has experienced weak retail market conditions in the USA and Europe. Whilst it is clearly too early to be specific on trends for the rest of the year, the level of activity in the second half should improve on that of the first given the influence on jewellery sales of the normal holiday period and Christmas season.

The outlook for our markets remains unclear but we are confident that we are taking the necessary steps to reduce our cost base and implement the strategy we set out in January. Given the market conditions we are currently experiencing, we would expect overall performance for the full year to be slightly better than that achieved in 2004.

DIRECTORATE

Mike Butterworth was appointed to the Board on 15 June 2005 and will replace Dennis Millard as Finance Director when Mr. Millard leaves the Company, as previously announced, at the end of July.

Jeff Hewitt joined the Board on 1 June 2005 and was appointed Chairman of the Audit Committee on that date. Mr Hewitt replaces Kent Atkinson who resigned from the Company in April 2005.

Gian Carlo Cozzani, executive Director and Chief Executive of the Ceramics Division is to step down from the Board on reaching retirement age on 6 October 2005. His designated replacement as Chief Executive of the Ceramics Division, Francois Wanecq, joined the Group last month thereby ensuring a smooth transition.

REVIEW OF OPERATIONS

Note: The data provided in the tables on pages 5 to 14 are at reported exchange rates.

Group

                              First Half                       Year
                        2005             2004                  2004
Revenue (GBPm)           795              817                 1,652
Trading profit (GBPm)   54.4             51.9                 114.9
Return on sales         6.8%             6.4%                  7.0%


Group revenue in the first half of 2005 was 3% lower than the same period last year at both reported and constant exchange rates. Revenue for the Ceramics division was up 3% over the previous half year and the Electronics division revenue was virtually unchanged, whereas that of the Precious Metals division was down 22%. Revenue for the Group's operations in the Asia-Pacific region continued to grow strongly, now representing over 20% of Group revenue, whereas for operations in NAFTA and Europe, revenue was down on 2004.

Despite the decrease in revenue, trading profit of GBP54.4m in the first half of 2005 was 5% higher than the same period in 2004 at both reported and constant exchange rates. The GBP2.5 million increase in trading profit in the first half of 2005 arose from: a GBP6.7 million increase by the Ceramics division; Group Corporate costs being GBP0.5 million lower than in the previous year, partly offset by decreases in trading profits of GBP3.6 million and GBP1.1 million by the Electronics and Precious Metals divisions respectively.

Revenue of GBP408 million in the second quarter was 4% down year-on-year though trading profit of GBP32.7 million was GBP3.5 million (12%) higher, more than offsetting the GBP1.1 million shortfall in the first quarter.

Ceramics division

                              First Half                          Year
                        2005             2004                      2004
Revenue (GBPm)           368              358                      740
Trading profit (GBPm)   34.4             27.7                      60.0
Return on sales         9.3%             7.7%                      8.1%


Revenue for the Ceramics division in the first half of 2005 was 3% higher than the same period last year and up 2% at constant exchange rates. Excluding the revenue of the brick-making businesses that were sold in December 2004, revenue for the division for the first half of 2005 was up 8% at reported exchange rates.

Trading profit of GBP34.4 million was 24% higher than the first half of 2004 and rose by 22% at constant exchange rates. Trading profit in the second quarter of GBP20.2 million was up 30% at constant exchange rates over the same period last year. This reflects the continuing improvement in profitability by the division and, as a consequence, the division's return on sales improved further, rising from 7.7% in the first half of 2004 to 9.3% in the period under review.

Iron and Steel

The Iron and Steel sector supplies flow control products that control and protect the stream of molten metal as it passes through the continuous cast steelmaking process; bricks and monolithic linings to contain molten steel; and construction and installation services. The sector is the division's largest, accounting for over 70% of the division's revenue.

Global steel production, to which the majority of this sector's sales are directly linked, rose by 8% to record levels in the first half of 2005. In the sector's two largest markets, the enlarged European Union and NAFTA, which account for some 45% and 30% of the sector's revenue, steel production was down some 2% year-on-year. In the fast growing Asia-Pacific region, which accounts for some 15% of the sector's total revenue, steel production continued to grow strongly, mainly due to a 28% rise in steel production in China and a 12% rise in India, both key markets for the sector.

Revenue for the Iron and Steel sector rose by 7% to GBP262 million at constant exchange rates in the first half, boosted by strong underlying volume growth as well as price increases, and by more construction and installation projects. In the second quarter, consistent with the slowdown in the year-on-year growth rates in steel production in the regions in which the sector operates, revenue growth moderated and was up 6% at constant exchange rates in comparison with the second quarter of the previous year.

Overall, gross margins were maintained despite increases in raw material and energy costs and an increase in relatively lower-margin construction and installation activity. In addition, a reduced level of overhead costs was achieved, mainly as a result of the rationalisation programmes initiated in operations in the USA in the second half of last year and from the increase in capacity in Mexico. As a result, trading profit for the sector in the first half improved over the previous year.

In the first quarter, a programme to rationalise the sector's activities in South Africa commenced, which includes the relocation of activities onto a single site. The one-off rationalisation costs for this initiative, and for the completion of the above-mentioned ones in the USA, amounted to GBP1.1 million in the first half.

Foundry and Industrial Processes

These sectors produce heat containment and flow control products and other speciality ceramics products for a wide variety of industries and applications. Activities in Europe and NAFTA account for some 50% and 40% respectively of the sector total.

Revenue for these sectors of GBP72 million was up 1% at constant exchange rates over the first half of 2004. This was generally in line with activity levels in the end markets in which they operate in their main geographic regions. As with the Iron and Steel sector, profits rose on the back of improved gross margins and a lower cost base.

Glass

The sector produces flow control and brick/lining products for the glass industry as well as crucibles for making solar energy products. In the first half, revenue of GBP34 million was down on the previous year but, excluding the revenue of the European brick businesses sold in 2004, revenue was 22% higher than the previous year at constant exchange rates. As a result, profitability rose strongly, boosted by an excellent performance by the sector's operations in Eastern Europe and China.

In the second quarter, the sector's US technical ceramics business, McDanel, was sold. This business had revenue of GBP2.1 million in the six month period to the date of sale (GBP4.6 million for the full year in 2004) and contributed some GBP0.3 million of the sector's trading profit in the first half.

Electronics division

                                First Half                    Year
                         2005             2004                2004
Revenue (GBPm)            309              308                 625
Trading profit (GBPm)    20.9             24.5                52.8
Return on sales          6.8%             8.0%                8.4%


Revenue for the division was virtually unchanged over the first half of last year at both reported and constant exchange rates. This broadly reflected market conditions in the global electronics industry, where activity levels reached a plateau in the first half of 2005 following a period of strong growth in 2004. In the second quarter, underlying global activity levels in the electronics industry slowed, resulting in a 2% year-on-year decrease in revenue. Conditions were challenging in the NAFTA and European operations, each accounting for some 30% of the division's revenue; accordingly, revenue was down on the previous year. For the Asia-Pacific region, which accounts for some 40% of the division's revenue, strong growth in market demand continued, and revenue grew robustly, though the year-on-year rate of growth moderated in the second quarter.

Trading profit of GBP20.9 million for the first half of 2005 was down GBP3.6 million (14%) on the previous year at both reported and constant exchange rates, with the majority of the shortfall (GBP2.9 million) arising in the Laminates sector. As a consequence, return on sales decreased from 8.0% to 6.8%.

Profits in the second quarter of 2005 of GBP12.5 million were GBP1.1 million lower than the second quarter last year due to losses in the Laminates sector.

A number of cost-saving initiatives were put in place in the first half for which rationalisation charges of GBP6.0 million were recognised in the period as detailed under each sector below.

Assembly Materials
                            First Half                       Year
                       2005             2004                 2004
Revenue (GBPm)          139              135                  280
Trading profit (GBPm)  11.2             11.0                 24.2
Return on sales        8.1%             8.1%                 8.6%


Some 70% of the products of the Assembly Materials sector are sold into the PCB assembly and semi-conductor packaging markets of the electronics industry, with the balance for industrial and medical applications. Revenue for the sector was up 3% and by 4% at constant exchange rates over the previous year. However, most of this increase related to higher tin prices being passed onto customers, reducing the underlying rate of increase to approximately 1% at constant exchange rates. The average price of tin in the first half was c. 7.5% higher in sterling terms than the same period last year though, by the end of the first half of 2005, the tin price was similar to that at the end of the first half of 2004. Tin is the primary raw material used in the manufacture of the majority of the sector's products and the cost of tin in the first half of 2005 was equivalent to some 35% of the sector's revenue. Revenue for the core solder products range grew strongly in the Asia-Pacific region (some 45% of the total), but decreased in the NAFTA and European operations, and revenue of semi-conductor packaging products for the Asia-Pacific market was down on the previous year.

Trading profit for the sector of GBP11.2 million was up 2% versus the previous year at reported and constant exchange rates. Improvements in profits in the core solder products and speciality coating operations were achieved, however, this was held back by lower profits from the semi-conductor packaging products business.

A one-off rationalisation charge of GBP0.6 million has been taken to cover the costs of reducing the workforce of semi-conductor packaging activity in Asia and for the completion of similar programmes initiated in Europe last year.

Chemistry
                                   First Half                     Year
                             2005             2004                2004
Revenue (GBPm)                105              107                 213
Trading profit (GBPm)        11.9             12.8                27.8
Return on sales              11.3%            12.0%              13.1%



The Chemistry sector's products are primarily plating chemicals for PCB fabrication and the general electronics industry and, in equal measure, for other industrial and automotive applications. Revenue for the sector was 2% lower than the first half of 2004 at reported and constant exchange rates. In the NAFTA operations, which account for some 30% of the total, revenue was well down on the previous year, mainly due to weak demand for PCB related products and temporary de-stocking in the first quarter by the sole distributor of high margin copper damascene products for the semi-conductor market. This followed a build up in inventory of this product in the fourth quarter of 2004. The underlying demand for copper damascene, however, remains healthy and the over-stocking in the first quarter was cleared by the end of the second quarter. Revenue in the European operations, which account for some 50% of the total, was up on last year with growth in products for the automotive market a feature. In the Asia-Pacific region, revenue was unchanged, mainly due to a decrease in sales of lower margin industrial products offsetting growth in those directed at the PCB market.

The fall in revenue in the high margin copper damascene products and the generally weak performance in the NAFTA operations resulted in profits in that region being well down on last year, offsetting strong increases in profits in the European and Asia-Pacific operations. As a result, trading profit for the sector of GBP11.9 million in the first half was 7% down on 2004 at reported exchange rates but only 4% down at constant exchange rates. Cost savings initiatives in Europe and the USA, as outlined in the strategy update above, resulted in a one-off rationalisation charge of GBP1.5 million.

Laminates
                             First Half                       Year
                       2005              2004                 2004
Revenue (GBPm)           65                66                  132
Trading profit (GBPm)  (2.2)              0.7                  0.8
Return on sales       (3.4)%             1.1%                 0.6%

Following an increase in revenue in the first quarter of 2005 over the previous year, revenue in the second quarter plateaued and, as a result, was down 8% on the strong volumes experienced in the second quarter of last year. This, in turn, resulted in revenue for the first half at reported exchange rates being 2% lower than that of the first half of 2004, though unchanged at constant rates. Revenue in the US and European operations, which collectively account for some 50% of the total, was well down on the previous year, offsetting strong growth in the Asia-Pacific operations. This fall in revenue arose despite some increases in prices to cover higher raw material costs. Volumes of the higher margin products, such as GETEK(TM) and other high temperature/reliability laminates, held up well. As a consequence of the fall in revenue, the sector recorded an operating loss of GBP2.2 million in the first half in comparison with a profit of GBP0.7 million in the same period last year. The US operations recorded an unchanged loss versus that of the previous year, Asia-Pacific remained profitable whereas the European operations moved from break-even into heavy loss.

As outlined previously, a number of initiatives are underway to improve the sector's profitability. These include a programme to increase the level of sales of higher margin products, to increase capacity further in the fast growing Asia-Pacific region and to rationalise activities in Germany and Sweden. With regard to the latter, this programme is well underway and a charge of GBP3.9 million for this and the completion of initiatives in the USA has been recognised in the first half. Precious Metals division

                                  First Half                     Year
                            2005             2004                2004
Revenue (GBPm)               118              151                 288
Net Sales Value (GBPm)        47               60                 116
Trading profit (GBPm)        2.7              3.8                11.0
Return on net sales value   5.7%             6.3%                9.5%


Trading conditions for the Precious Metals division remained difficult in the first half due to unprecedented falls in demand for jewellery products in the UK and Continental Europe, which collectively account for some 45% of the division's activities, together with weak consumer confidence in these regions and in the USA. As a result, revenue for the division was down 22% in the first half at reported and 21% at constant exchange rates and, after excluding the precious metals content, net sales value was also down 21% at constant exchange rates. Demand for the division's higher margin gold-based products remained weak, especially in the UK where hallmarking of gold jewellery items has fallen by 16% in the first half, though volumes of relatively lower margin silver products was less affected. Trading profit for the division of GBP2.7 million was well down on last year at both reported and constant exchange rates, though the decrease in profits was partially mitigated by the benefits of the recently completed restructuring of the European operations that commenced in 2004. As a result, the return on net sales value was down only 0.6%. As previously reported, in response to the weak market conditions in the USA and to Tiffany increasing its level of in-house manufacturing, a programme was initiated in the second quarter to reduce the US workforce by 8% and to consolidate most activities in the region onto a single site. As a result, a one-off charge of GBP0.6 million has been raised in the first half.

Group Corporate

The Group's corporate costs, being the costs directly related to managing the Group holding company, were GBP3.6 million in the first half which was GBP0.5 million lower than 2004. Costs for the full year 2004 amounted to GBP8.9 million and, following a programme to streamline activities, the expectation is for a further year-on-year decrease in costs in the second half.

GROUP FINANCIAL REVIEW
                                             First Half               Year
                                       2005             2004          2004
Profit Before Tax (GBPm)
- headline                             39.9             37.2          85.0
- basic                                33.3             24.1          12.6

Earnings per share (pence)
- headline                             13.9             12.4          30.1
- basic                                 8.5              4.4         (11.2)

Free cash flow (GBPm)                 (22.8)           (21.2)         51.6
Net debt (GBPm)                         363              402           322


Profit before tax

Headline profit before tax was GBP39.9 million for the first half of 2005, which was GBP2.7 million higher than the same period in 2004. The increase arose as follows:

- GBP2.6 million increase in trading profit at constant exchange rates for Group operations, as analysed in the Review of Operations above
- GBP0.1 million negative trading profit exchange rate translation variance
- GBP1.1 million lower charge for net interest payable for ongoing activities mainly due to a decrease of some GBP35 million in the average level of borrowings (average rates on gross borrowings were 7.0% in the first half) partly offset by:
- GBP0.9 million decrease in income from joint ventures from GBP1.3 million to GBP0.4 million, primarily in the Chemistry sector's Japanese joint venture; this shortfall was anticipated following an exceptionally high level of profitability in the first quarter of 2004.

A net charge for the following items not related to trading profit amounting to GBP6.6 million was incurred in the first half of 2005 (2004: GBP9.9 million). This consisted of the following:

- one-off rationalisation costs of GBP7.7 million (2004: GBP11.0 million), of which GBP4.0 million related to a non-cash write down of assets.
- amortisation of intangibles of GBP0.4 million
- profit on disposal of surplus properties of GBP1.6 million (2004:
  GBP1.1 million).
- GBP1.2 million write-off of prior period debt refinancing costs.
- GBP1.1 million profit on disposal of operations

Group profit before tax and after the above items amounted to GBP33.3 million in the first half of 2005. This compares with GBP24.1 million in the same period last year.

Taxation

The tax charge and effective tax rate for ongoing activities was GBP11.9 million and 30% respectively (2004: 30%). A tax charge of GBP3.5 million arose for exceptional items.

Earnings per share

Headline earnings per share amounted to 13.9 pence per share which was 12% higher than the 12.4 pence per share in 2004.

Basic earnings per share amounted to 8.5 pence per share, compared with 4.4 pence per share in 2004.

The calculation of earnings per share is based on 188 million shares in issue in both periods and takes into account the 1 for 10 share capital consolidation that was approved by shareholders and effected in May 2005.

Dividends

While no dividends have been declared for the first half of 2005, it is the Board's intention to return to the dividend list as soon as possible, with dividends paid on a sustainable basis from free cash flow.

Cash flow

Net cash from operating activities

In the first half of 2005, the Group's net cash outflow from operating activities was GBP16.8 million, GBP7.0 million higher than in the first half of 2004, with the net increase made up as follows:

- GBP2.6 million higher cash outlay for rationalisation of activities
- GBP0.4 million increase in tax payments, and
- GBP17.9 million net outlay for other operating provisions and other items, including GBP2.5 million higher payments to "top-up" the UK and US defined benefits pension funds and GBP6.0m additional incentive payments to employees throughout the Group, with the remainder arising from movements on other non-trading debtors and creditors partly offset by:
- GBP2.6 million higher profit from operations after the add-back of non-cash items
- GBP10.8 million lower cash outflow for trade working capital.
- GBP0.5 million less net interest paid.

Cash outflow for rationalisation was GBP8.1 million of which GBP3.0 million related to programmes that were initiated in 2005 and the balance from prior period initiatives, with the largest being the restructuring of the European Precious Metals activities and the Laminates operations in Germany.

Trade working capital rose by GBP42.8 million in the first half, a consistent seasonal trend to that of the prior year (up GBP53.6 million) and in years prior to that. The ratio of average working capital to sales was marginally higher than the same period last year at 21.4%.

Net cash from investing activities

Capital expenditure. Payments to acquire property, plant and equipment in the first half of 2005 were GBP13.8 million which represented 58% of depreciation (2004: 61%). Proceeds from the sale of redundant properties, in the USA and France, were GBP5.7 million (2004: GBP2.9 million).

Dividends from joint ventures. Dividends of GBP4.7 million were received in the first half (2004: GBP2.2 million) from the Chemistry division's Japanese joint venture.

Acquisitions and disposals.

Net cash outflow for acquisitions and disposals in the first half of 2005 was GBP4.5 million which included the following:

- an increase in the Ceramics division's joint venture interest with Wuhan Steel Corp in China from 25% to 50% for GBP2.3 million
- deferred consideration for prior period acquisitions of GBP1.6 million
- trailing costs and purchase price adjustments for prior period disposals of GBP3.7 million
- proceeds from the disposal of businesses, net of cash, of GBP2.4 million

Free cash flow

Free cash flow is defined as net cash flow from operating activities after net outlays for acquisitions and disposals of fixed assets, dividends from joint ventures and dividends paid to minority shareholders.

Free cash outflow for the first half of 2005 was GBP22.8 million which was GBP1.6 million higher than the GBP21.2 million outflow in the first half of 2004.

The Group traditionally experiences free cash outflows in the first half of the year. This is then followed by inflows in the second half, mainly due to the seasonality of trade working capital cash flows and generally higher trading profits in the second half. The annualised free cash inflow for the year ended June 2005, was GBP50.0 million. This compares with the GBP51.6 million cash inflow in the year ended December 2004.

Net cash flow before financing and net debt

Net cash outflow before financing for the first half of 2005 was GBP24.7 million and, together with a GBP3.1 million outflow for financing activities, net cash outflow for the first half was GBP27.8 million. This, together with a negative translation exchange rate effect of GBP13.2 million, mainly due to the decrease in the value of sterling from $1.92 to $1.83 over the six month period, resulted in net debt rising from GBP321.8 million at 31 December 2004 (restated to IFRS) to GBP362.8 million in the first half of 2005. However, net debt is GBP39 million lower than in June 2004.

As at 30 June 2005, the Group had gross borrowings of GBP394 million which were drawn on available medium to long-term committed facilities of c. GBP500 million. The Group's net debt comprises the following:

                                                                    30 June      31 December           30 June
                                                                       2005             2004             2004
                                                                       GBPm             GBPm             GBPm
US Private Placement loan notes                                         298              297              312
7% Convertible Bonds                                                      -                -               80
Committed bank facility                                                  68               40               10
Other loans                                                              14               16               17
Asset securitisation and lease financing                                 15               13               15
Gross borrowings                                                        395              366              434
Cash                                                                   (32)             (44)             (32)
Net Debt                                                                363              322              402

The US Private Placement loan notes ($570 million) are repayable at various dates between 2007 and 2012. $25 million of notes were repaid on maturity in May 2005.

A new unsecured committed bank facility for GBP200 million was arranged in March 2005 on improved pricing and terms. The facility matures in March 2008, with options to extend by a further 2 years. Only GBP68 million was drawn on this facility at June 2005.

PENSION FUND AND OTHER POST-RETIREMENT OBLIGATIONS

At 30 June 2005, a liability of GBP213.6 million is recognised in respect of employee benefits; an increase of GBP23.7 million over the GBP189.9 million as at 31 December 2004. This increase results from an interim actuarial valuation of the Group's defined benefit pension and other post-retirement obligations as at 30 June 2005. Of the total liability, GBP166.8 million relates to the combined deficits on the Group's principal defined pension schemes in the UK and the USA, GBP12.7 million to pension arrangements in the Rest of the World, and GBP34.1 million to unfunded post-retirement benefit arrangements, being mainly healthcare benefit arrangements in the USA.

The valuations represent a "roll-forward" from the last full individual scheme valuations which, in the case of the UK pension scheme, was 31 December 2003, and for the US pension schemes was 31 December 2004. For the UK and US pension schemes, the principal component of the increase in the combined valuation deficit in the first half of 2005 resulted from a change in actuarial assumptions, namely a reduction in discount rates. For valuation purposes, the discount rates used were 5.0% for the UK (December 2004: 5.25%) and 5.25% for the USA (December 2004: 5.75%).

The total charge to the income statement for the first half of 2005 in respect of the Group's defined benefit pension and other post-retirement obligations was GBP7.9 million (2004: half year GBP8.0 million; full year GBP15.6 million).

Shareholder/analyst enquiries:
Nick Salmon, Chief Executive                       Cookson Group plc
Dennis Millard, Group Finance Director             Tel: + 44 (0)20 7061 6500
Isabel Vilela, Investor Relations Manager

Press enquiries:
John Olsen                                         Hogarth Partnership
                                                   Tel: +44 (0)20 7357 9477

Cookson management will make a presentation to analysts on 26 July at 9:30 am (UK time). This will be broadcast live on Cookson's website, www.cooksongroup.co.uk. An archive version of the presentation will be available on the website later that day.

Forward Looking Statements

This report contains certain forward looking statements regarding the Group's financial condition, results of operations, cash flows, dividends, financing plans, business strategies, operating efficiencies or synergies, budgets, capital and other expenditures, competitive positions, growth opportunities for existing products, plans and objectives of management and other matters. Statements in this document that are not historical facts are hereby identified as "forward looking statements" for the purpose of the safe harbour provided by
Section 21E of the Exchange Act and Section 27A of the Securities Act. Such forward looking statements, including, without limitation, those relating to the future business prospects, revenues, working capital, liquidity, capital needs, interest costs and income, in each case relating to Cookson, wherever they occur in this document, are necessarily based on assumptions reflecting the views of Cookson and involve a number of known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied by the forward looking statements. Such forward looking statements should, therefore, be considered in light of various important factors. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward looking statements include without limitation: economic and business cycles; the terms and conditions of Cookson's financing arrangements; foreign currency rate fluctuations; competition in Cookson's principal markets; acquisitions or disposals of businesses or assets; and trends in Cookson's principal industries.

The foregoing list of important factors is not exhaustive. When relying on forward looking statements, careful consideration should be given to the foregoing factors and other uncertainties and events, as well as factors described in documents the Company files with the UK and US regulators from time to time including its annual reports and accounts.

Such forward looking statements speak only as of the date on which they are made. Except as required by the Rules of the UK Listing Authority and the London Stock Exchange and applicable law, Cookson undertakes no obligation to update publicly or revise any forward looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward looking events discussed in this report might not occur.

Cookson Group plc
265 Strand, London WC2R 1DB, United Kingdom
Tel: +44 (0) 20 7061 6500 Fax: +44 (0) 20 7061 6600 www.cooksongroup.co.uk
Registered in England & Wales No. 251977

Independent review report to Cookson Group plc


Introduction

We have been engaged by the company to review the financial information set out on pages 17 to 25 and we have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with the terms of our engagement to assist the company in meeting the requirements of the Listing Rules of the Financial Services Authority. Our review has been undertaken so that we might state to the company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company for our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of and has been approved by the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual financial statements except where any changes, and the reasons for them, are disclosed.

As disclosed in note 1 to the financial information, the next annual financial statements of the group will be prepared in accordance with IFRSs adopted for use in the European Union.

The accounting policies that have been adopted in preparing the financial information are consistent with those that the directors currently intend to use in the next annual financial statements. There is, however, a possibility that the directors may determine that some changes to these policies are necessary when preparing the full annual financial statements for the first time in accordance with those IFRSs adopted for use by the European Union. This is because, as disclosed in note 1, the directors have anticipated that certain standards, which have yet to be formally adopted for use in the EU, will be so adopted in time to be applicable to the next annual financial statements.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 Review of interim financial information issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2005.


KPMG Audit Plc
Chartered Accountants
26 July 2005, London

Group Income Statement
For the six months ended 30 June 2005

                                                                                                           Half year         Full
                                                                                                Half year       2004    Year 2004
                                                                                         Note   2005 GBPm       GBPm         GBPm
Revenue                                                                                     2       794.7       816.7    1,652.5
Manufacturing costs- raw materials                                                                (359.5)     (364.3)    (755.8)
                   - other                                                                        (218.3)     (226.2)    (447.1)
Administration, selling and distribution costs                                                    (162.5)     (174.3)    (334.7)

Trading profit                                                                            1,2        54.4        51.9      114.9

Rationalisation of operating activities                                                     3       (7.7)      (11.0)     (22.7)
Amortisation and impairment of intangibles                                                          (0.4)       (0.4)      (0.8)
Profit/(loss) relating to fixed assets                                                                1.6         1.1     (16.8)

Profit from operations                                                                      2        47.9        41.6       74.6

Finance income:                                                                             4
        Ongoing activities                                                                            1.4         1.7        3.4
        Income from swap close-out                                                                      -         2.7        5.4

Finance costs:                                                                              4
        Ongoing activities                                                                         (16.3)      (17.7)     (35.6)
        Write-off of prepaid debt-raising fees                                                      (1.2)           -          -

Share of post-tax profit from joint ventures                                                          0.4         1.3        2.3
Profit/(loss) on disposal of operations                                                     5         1.1       (5.5)     (37.5)

Profit before tax                                                                                    33.3        24.1       12.6

Income tax costs:                                                                           6
        Ongoing activities                                                                         (11.9)      (11.3)     (24.3)
        Other income tax costs                                                                      (3.5)       (2.0)      (5.3)

Profit/(loss) for the period                                                                         17.9        10.8     (17.0)

Profit attributable to minority interests                                                           (1.8)       (2.5)      (4.1)

Profit/(loss) attributable to parent company equity holders                                          16.1         8.3     (21.1)


Basic earnings per share                                                                    7        8.5p        4.4p    (11.2)p

Diluted earnings per share                                                                  7        8.3p        4.3p    (11.2)p

Headline profit before tax and earnings per share

Trading profit                                                                                       54.4        51.9      114.9
Share of post-tax profit from joint ventures                                                          0.4         1.3        2.3
Finance costs of ordinary activities, net                                                          (14.9)      (16.0)     (32.2)

Headline profit before tax                                                                           39.9        37.2       85.0

Income tax on ordinary activities                                                                  (11.9)      (11.3)     (24.3)
Profit attributable to minority interests                                                           (1.8)       (2.5)      (4.1)

Headline profit attributable to parent company equity holders                                        26.2        23.4       56.6


Headline basic earnings per share                                                           7       13.9p       12.4p      30.1p




Group Statement of Cash Flows
For the six months ended 30 June 2005

                                                                                          Half year    Half year      Full year
                                                                                               2005         2004           2004
                                                                                    Note       GBPm         GBPm           GBPm
Cash flows from operating activities
Profit from operations                                                                         47.9         41.6           74.6
Add/(deduct):
    Rationalisation of operating activities                                                     7.7         11.0           22.7
    (Profit)/loss relating to fixed assets                                                    (1.6)        (1.1)           16.8
    Amortisation of intangibles                                                                 0.4          0.4            0.8
    Depreciation                                                                               23.9         23.8           46.9
    Net increase in trade working capital                                                    (42.8)       (53.6)         (16.9)
    Outflows related to rationalisation of operating activities                        3      (8.1)        (5.5)         (14.2)
    Other items                                                                              (20.4)        (2.5)           14.8
Cash generated from operations                                                                  7.0         14.1          145.5

Interest paid                                                                                (16.6)       (17.8)         (35.9)
Interest received                                                                               1.8          2.5            4.4
Income taxes paid                                                                             (9.0)        (8.6)         (20.7)

Net cash (outflow)/inflow from operating activities                                          (16.8)        (9.8)           93.3

Cash flows from investing activities
Acquisition of property, plant and equipment                                                 (13.8)       (14.4)         (42.3)
Proceeds from sale of property, plant and equipment                                             5.7          2.9            1.4
Acquisition of subsidiaries, net of cash acquired                                             (3.9)        (4.5)         (12.0)
Disposal of subsidiaries, net of cash disposed of                                               2.4        (2.4)            1.4
Dividends received from joint ventures                                                          4.7          2.2            2.3
Other, including additional costs for prior years' disposals                                  (3.0)        (5.1)         (10.0)

Net cash outflow from investing activities                                                    (7.9)       (21.3)         (59.2)


Net cash (outflow)/inflow before financing activities                                        (24.7)       (31.1)           34.1

Cash flows from financing activities
Increase in/(repayment of) borrowings                                                          15.1         12.3         (39.7)
Proceeds from the issue of share capital                                                        0.1          0.8            0.9
Payment of transaction costs                                                                  (0.6)        (1.1)          (1.1)
Dividends paid to minority shareholders                                                       (2.6)        (2.1)          (3.1)

Net cash inflow/(outflow) from financing activities                                            12.0          9.9         (43.0)

Net decrease in cash and cash equivalents                                                    (12.7)       (21.2)          (8.9)
Cash and cash equivalents at 1 January                                                         44.0         52.8           52.8
Effect of exchange rate fluctuations on cash held                                               0.2        (0.1)            0.1

Cash and cash equivalents at end of period                                                     31.5         31.5           44.0


Free cash flow
    Net cash (outflow)/inflow from operating activities                                      (16.8)        (9.8)         93.3
    Acquisition of property, plant and equipment                                             (13.8)       (14.4)       (42.3)
    Proceeds from sale of property, plant and equipment                                         5.7          2.9          1.4
    Dividends received from joint ventures                                                      4.7          2.2          2.3
    Dividends paid to minority shareholders                                                   (2.6)        (2.1)        (3.1)

Free cash flow                                                                               (22.8)       (21.2)         51.6


Group Balance Sheet
As at 30 June 2005
                                                                                            30 June        31 Dec       30 June
                                                                                               2005          2004          2004
                                                                                  Note         GBPm          GBPm          GBPm
Assets

   Property, plant and equipment                                                              312.8         322.9         335.7
   Intangible assets                                                                 8        497.0         485.2         503.5
   Investments in joint ventures                                                               12.9          14.7          14.5
   Other investments                                                                 9         13.8          16.7          36.0
   Income tax recoverable                                                                       2.2           2.2           2.2
   Deferred tax assets                                                                         27.3          31.2          46.9
   Other assets                                                                                 7.4          10.6          10.1

Total non-current assets                                                                      873.4         883.5         948.9

   Cash and cash equivalents                                                                   31.5          44.0          31.5
   Inventories                                                                                186.1         174.1         193.9
   Trade and other receivables                                                                330.0         303.4         324.8
   Income tax recoverable                                                                       0.7           0.9             -
   Other financial assets                                                           10         13.4             -             -

Total current assets                                                                          561.7         522.4         550.2

Total assets                                                                                1,435.1       1,405.9       1,499.1

Equity

   Issued share capital                                                             11        375.5         375.5         375.4
   Share premium                                                                              643.8         643.4         643.4
   Reserves                                                                                 (563.1)       (587.5)       (560.4)

Total parent company shareholders' equity                                                     456.2         431.4         458.4

Minority interests                                                                             11.3          11.7          11.7

Total equity                                                                                  467.5         443.1         470.1

Liabilities

   Interest-bearing loans and borrowings                                                      370.3         326.1         334.0
   Employee benefits                                                                12        213.6         189.9         188.8
   Trade and other payables                                                                    24.4          58.3          97.9
   Provisions                                                                                   9.4          10.3          16.8
   Deferred tax liabilities                                                                    15.3           8.6          11.5

Total non-current liabilities                                                                 633.0         593.2         649.0

   Interest-bearing loans and borrowings                                                       24.0          39.7          99.5
   Trade and other payables                                                                   283.8         303.2         247.2
   Income tax payable                                                                          13.4          11.6          15.8
   Provisions                                                                                  13.2          15.1          17.5
   Other financial liabilities                                                                  0.2             -             -

Total current liabilities                                                                     334.6         369.6         380.0

Total liabilities                                                                             967.6         962.8       1,029.0

Total equity and liabilities                                                                1,435.1       1,405.9       1,499.1


Net debt
   Interest-bearing loans and
   borrowings                        - non current                                            370.3         326.1       334.0
                                     - current                                                 24.0          39.7        99.5
   Cash and cash equivalents                                                                 (31.5)        (44.0)      (31.5)

Net debt                                                                                      362.8         321.8       402.0

Group Statement of Recognised Income and Expenses
For the six months ended 30 June 2005
                                                                                         Half year      Half year    Full year
                                                                                         2005 GBPm      2004 GBPm    2004 GBPm

Opening Group reserves adjustment (note 1)                                                    19.2             -            -
Foreign exchange translation differences                                                       8.1        (23.5)       (12.0)
Actuarial loss on employee benefit schemes                                                  (21.8)        (15.9)       (26.8)
Changes in fair value of equity securities available for sale                                  1.9             -            -

Income/(expenses) recognised directly in equity                                                7.4        (39.4)       (38.8)

Profit/(loss) for the period                                                                  17.9          10.8       (17.0)

                                                                                              25.3        (28.6)       (55.8)

Profit attributable to minority interests                                                    (1.8)         (2.5)        (4.1)
Foreign exchange translation differences attributable to minority interests                  (0.4)           0.5          1.1
                                                                                             (2.2)         (2.0)        (3.0)
                                                                                                               >
Total recognised income and expenses attributable to parent company equity shareholders       23.1        (30.6)       (58.8)



Group Reconciliation of Movements in Equity
For the six months ended 30 June 2005

                                                                                           Total equity
                                                                                           attributable
                                                        Issued                                to parent
                                                         share        Share                     company    Minority        Total
                                                       capital      premium    Reserves  equity holders    interest       equity
                                                          GBPm         GBPm        GBPm            GBPm        GBPm         GBPm
Total equity as at 1 January 2004                        375.4        642.6     (530.9)           487.1        11.8        498.9

  Movements for the period:
  Total net recognised losses relating to the
  period                                                     -            -      (30.6)          (30.6)         2.0       (28.6)
  New share capital issued                                   -          0.8           -             0.8           -          0.8
  Share-based payments                                       -            -         1.1             1.1           -          1.1
  Dividends paid to minority interests                       -            -           -               -       (2.1)        (2.1)
                                                             -          0.8      (29.5)          (28.7)       (0.1)       (28.8)

Total equity as at 30 June 2004                          375.4        643.4     (560.4)           458.4        11.7        470.1

Total equity as at 1 January 2004                        375.4        642.6     (530.9)           487.1        11.8        498.9

  Movements for the period:
  Total net recognised losses relating to the
  period                                                     -            -      (58.8)          (58.8)         3.0       (55.8)
  New share capital issued                                 0.1          0.8           -             0.9           -          0.9
  Share-based payments                                       -            -         2.2             2.2           -          2.2
  Dividends paid to minority interests                       -            -           -               -       (3.1)        (3.1)
                                                           0.1          0.8      (56.6)          (55.7)       (0.1)       (55.8)

Total equity as at 31 December 2004                      375.5        643.4     (587.5)           431.4        11.7        443.1

Total equity as at 1 January 2005                        375.5        643.4     (587.5)           431.4        11.7        443.1

  Movements for the period:
  Total net recognised gains relating to the
  period                                                     -            -        23.1            23.1         2.2         25.3
  New share capital issued                                   -          0.4           -             0.4           -          0.4
  Share-based payments                                       -            -         1.3             1.3           -          1.3
  Dividends paid to minority interests                       -            -           -               -       (2.6)        (2.6)

                                                             -          0.4        24.4            24.8       (0.4)         24.4

Total equity as at 30 June 2005                          375.5        643.8     (563.1)           456.2        11.3        467.5

Notes to the Accounts

1 Basis of preparation

The consolidated financial statements of Cookson Group plc in respect of the current period have been prepared on the assumption that all International Financial Reporting Standards ("IFRSs"), including interpretations issued by the International Financial Reporting Interpretations Committee and by the International Accounting Standards Board effective for 2005 reporting, will be endorsed by the European Commission, notably the amendments made to IAS 19, "Employee Benefits". Endorsement of all such pronouncements has not occurred as at the date of the publication of this document. The failure of the European Commission to endorse all of these standards in time for Cookson's year-end financial reporting in 2005 could result in the need to change the basis of accounting or the presentation of certain financial information from that presented in this document. It is possible, therefore, that further changes will be required to this information before it is published as comparative information for the full year 2005.

These financial statements are presented in accordance with International Accounting Standard ("IAS") 1, "Presentation of Financial Statements". Where no definitive guidance exists in IAS 1, a UK Generally Accepted Accounting Practice ("UK GAAP") approach has been adopted in order to maintain consistency with prior years. This format and presentation may require modification in the event that further guidance is issued, but otherwise the Company believes that the basis on which these financial statements have been prepared will be sufficient to enable it to be able to comply fully with IFRS in its annual financial statements for the year ended 31 December 2005 without further significant modification to either the format and presentation or the comparative financial information contained herein.

A comprehensive analysis and explanation of the adjustments made by the Company to its comparative consolidated financial statements on transition of its accounting policies to IFRS from UK GAAP, as disclosed in the Company's statutory annual consolidated accounts for 2004, was announced to the London Stock Exchange on 22 July 2005. A copy of this announcement can be found on the Company's website and is obtainable from the Group Secretary at the Company's registered address.

The financial information presented in this document is unaudited, but has been reviewed by the Company's auditor.

Opening Group reserves adjustment

A net adjustment to opening Group reserves of GBP19.2m has been made in the period, the major components being explained below.

As part of its transition to IFRS, the Company has adopted for the purpose of its consolidated Group accounts, with effect from 1 January 2005: IAS 32, "Financial Instruments: Disclosure and Presentation"; and IAS 39, "Financial
Instruments: Recognition and Measurement". Comparative figures have not been amended in connection with these changes of accounting policy, as permitted by IFRS 1. As a consequence of the adoption of IAS 32 and IAS 39, the Group accounts must recognise certain financial instruments used in its operations at fair value. The use of financial instruments to any significant extent is restricted mainly to the Group's central treasury operations, which uses forward foreign exchange contracts to convert the currency denomination of debt instruments; and interest rate swaps to switch debt instruments between fixed and floating rates of interest. In addition, certain of the Group's manufacturing operations use commodity forward purchase and sale contracts and forward foreign exchange contracts to hedge the impact on their trading results of underlying movements in commodity prices and foreign currency rates.

In accordance with the requirements of IAS 39, the fair value of certain financial investments at the end of the reporting period is reflected on the Group balance sheet as either a "financial asset" or "financial liability", with the corresponding charge or credit being recognised either in the income statement or through the Group reserves. As the adoption of these standards represents a change in accounting policy, the impact of the adoption of IAS 39 as at 1 January 2005 has been accounted for as an adjustment to the opening Group balance sheet. There was no impact to opening Group reserves as a result of the adoption of these standards, with interest-bearing loans and borrowings being decreased by GBP1.1m, inventory reduced by GBP1.2m and trade and other receivables reduced by GBP0.2m.

As a further consequence resulting from the adoption of IAS 32 and IAS 39, deferred income of GBP22.3m as at 1 January 2005, which was being carried on the Group balance sheet in respect of the close-out of interest rate swaps in prior periods, has been credited to opening Group reserves, net of an associated tax charge. Under UK GAAP this deferred income was being credited to the income statement over the term of the underlying loan arrangements to which the swaps had related.

As a consequence of adopting IAS 39, the Group has included within "other investments" as at 1 January 2005 two equity trade investments at market value and, accordingly, an opening credit to Group reserves was recognised at 1 January 2005 of GBP2.5m to reflect this change.

Disclosure of significant items

IAS 1 provides no definitive guidance as to the format of the income statement, but states key lines which should be disclosed. It also encourages additional line items and the re-ordering of items presented on the face of the income statement when appropriate for a proper understanding of the entity's financial performance. In keeping with the spirit of this aspect of IAS 1, Cookson has adopted a policy of disclosing separately on the face of its income statement the effect of any components of financial performance considered by management to be significant and/or for which separate disclosure would assist both in a better understanding of the financial performance achieved and in making projections of future results. Materiality and/or the nature and function of the components of income and expense are considered in deciding upon such presentation. Such items may include, inter alia, the financial effect of any profit or loss arising on business disposals, major rationalisation and/or restructuring activity, profits and losses on sale or impairment of fixed assets, amortisation and impairment of intangible and other non-current assets and other items, including the taxation impact of the afore-mentioned items, which have a significant impact on the Group's results of operations either due to their size or nature.

On the face of the income statement, "trading profit" is separately disclosed as a non-GAAP measure, being defined as profit from operations before the costs of rationalisation of operations, the profit or loss relating to fixed assets and the amortisation and impairment of intangibles. Management believes that trading profit is an important measure of the underlying trading performance of the Group.

2 Segment reporting

As required by IAS 14, the segment analysis of the Group's results by division/sector separately includes central corporate costs, representing the central costs of operating as a "plc" which are not directly attributable to individual segments. Where the Group's central costs are directly attributable to segment operations, they have been allocated primarily according to the relative sales contribution of each continuing operating segment to the total. Inter-segment sales are not material in relation to total Group revenue, whether analysed by division/sector or by geographic location of operations. The contribution from acquisitions to revenue and profit from operations in 2005 and 2004 was not material.

                                                                          Half year              Half year              Full year
                                                                               2005                   2004                   2004
                                                                Revenue      Profit    Revenue      Profit    Revenue      Profit
                                                                   GBPm        from                   from                   from
                                                                         operations             operations             operations
By Division/sector                                                 GBPm        GBPm       GBPm        GBPm       GBPm        GBPm
Ceramics                                                          367.6        34.4      358.0        27.7      739.5        60.0
Electronics                                                       309.3        20.9      307.8        24.5      625.2        52.8
    Assembly Materials                                            139.0        11.2      134.8        11.0      280.2        24.2
    Chemistry                                                     105.1        11.9      106.8        12.8      213.2        27.8
    Laminates                                                      65.2       (2.2)       66.2         0.7      131.8         0.8

Precious Metals                                                   117.8         2.7      150.9         3.8      287.8        11.0
Group corporate costs                                                         (3.6)                  (4.1)                  (8.9)

Trading profit                                                                 54.4                   51.9                  114.9

Rationalisation of operating activities                                       (7.7)                 (11.0)                 (22.7)
Amortisation and impairment of intangibles                                    (0.4)                  (0.4)                  (0.8)
Profit/(loss) relating to fixed assets                                          1.6                    1.1                 (16.8)

Total Group                                                       794.7        47.9      816.7        41.6    1,652.5        74.6

Of the total cost of the rationalisation of operating activities of GBP7.7m (2004: half year GBP11.0m; full year GBP22.7m), GBP1.1m related to Ceramics (2004: half year GBP0.3m; full year GBP2.9m), GBP6.0m to Electronics (2004: half year nil; full year GBP9.9m) and GBP0.6m to Precious Metals (2004: half year GBP10.7m; full year GBP9.9m). Of the Electronics costs of GBP6.0m, GBP0.6m related to Assembly Materials (2004: half year nil; full year GBP0.2m), GBP1.5m to Chemistry (2004: half year nil; full year GBP0.8m) and GBP3.9m to Laminates (2004: half year nil; full year GBP8.9m).

The total amortisation and impairment of intangibles costs of GBP0.4m (2004: half year GBP0.4m; full year GBP0.8m), related to the Laminates sector within Electronics.

Of the total profit relating to fixed assets of GBP1.6m (2004: half year GBP1.1m profit; full year GBP16.8m loss), nil related to Ceramics (2004: half year nil; full year nil) GBP2.2m profit to Electronics (2004: half year GBP1.1m; full year GBP1.1m) nil to Precious Metals (2004: half year nil; full year nil) and GBP0.6m loss related to Group corporate operations (2004: half year nil; full year GBP17.9m loss). Of the Electronics profit of GBP2.2m, GBP0.3m related to Assembly Materials (2004: half year nil; full year nil), nil to Chemistry (half year GBP1.1m; full year GBP1.1m), and GBP1.9m to Laminates (2004: half year nil; full year nil).

                                              Half year                         Half year                           Full year
                                                 2005                             2004                                2004
                                                            By                                By                                 By
                                    By location of    Customer         By location of   Customer         By location of    Customer
                                  Group operations    location       Group operations   location       Group operations    location
                                            Profit                             Profit                            Profit
                                              from                               from                              from
                               Revenue  operations     Revenue   Revenue   operations    Revenue    Revenue  operations     Revenue
Geographical                      GBPm        GBPm        GBPm      GBPm         GBPm       GBPm       GBPm        GBPm       GBPm
Europe                           305.4        18.1       277.0     327.7         14.9      305.9      643.1        37.3      595.5
NAFTA                            290.1         8.6       280.7     310.3         10.5      298.6      623.9        21.5      599.9
Asia-Pacific                     163.6        24.6       186.5     148.0         23.8      167.9      315.9        49.8      366.0
Rest of the World                 35.6         3.1        50.5      30.7          2.7       44.3       69.6         6.3       91.1
Trading profit                                54.4                               51.9                             114.9

Rationalisation of operating
activities                                   (7.7)                             (11.0)                            (22.7)
Amortisation and impairment
of intangibles                               (0.4)                              (0.4)                             (0.8)
Profit/(loss) relating to
fixed assets                                   1.6                                1.1                            (16.8)


Total Group                      794.7        47.9       794.7     816.7         41.6      816.7    1,652.5        74.6    1,652.5


Of the total cost of the rationalisation of operating activities of GBP7.7m (2004: half year GBP11.0m; full year GBP22.7m), GBP5.3m was in Europe (2004: half year GBP10.7m; full year GBP16.7m), GBP1.9m in NAFTA (2004: half year GBP0.3m; full year GBP5.7m), nil in Asia-Pacific (2004: half year nil; full year GBP0.3m) and GBP0.5m in the Rest of the World (2004: half year nil; full year nil).

The total amortisation and impairment of intangibles costs of GBP0.4m (2004: half year GBP0.4m; full year GBP0.8m) was within NAFTA.

Of the total profit relating to fixed assets of GBP1.6m (2004: half year GBP1.1m; full year GBP16.8m loss), GBP1.4m was in Europe (2004: half year nil; full year nil), GBP0.2m in NAFTA (2004: half year nil; full year GBP17.9m loss), and nil in Asia-Pacific (2004: half year GBP1.1m; full year GBP1.1m profit).

3 Rationalisation of operating activities

The rationalisation of operating activities charge of GBP7.7m in the first half of 2005 represents the cost of a number of initiatives throughout the Group aimed at reducing the Group's cost base and re-aligning its manufacturing capacity. Cash costs of GBP8.1m were incurred in the first half of 2005 in respect of the rationalisation and redundancy initiatives commenced both this year and in prior periods.

Of the GBP11.0m charge incurred in the first half of 2004, GBP10.7m related to a programme to rationalise the Precious Metals division's French activities. Under a Social Plan, the programme encompasses the closure of 5 manufacturing and distribution sites, a headcount reduction of 150 and the realignment of the division's manufacturing capacity in Europe.

4 Finance income and costs

Disclosed separately on the face of the income statement as financial income for the half year 2004 is GBP2.7m (2004: full year GBP5.4m) in respect of deferred income relating to interest rate swaps close-out in prior years. As stated in note 1, on adoption of IAS 39 with effect from 1 January 2005, the remaining such deferred income on the Group balance sheet was credited to opening Group reserves.

Disclosed separately on the face of the income statement as financial costs is GBP1.2m (2004: nil for half year and full year) relating to the write-off of unamortised fees associated with the Company's GBP148m multicurrency revolving credit facility, which was replaced by a new GBP200m facility as announced on 1 March 2005.

5 Profit/(loss) on disposal of operations

The net profit on disposal of operations of GBP1.1m in the first half of 2005 related mainly to the disposal of the Group's Technical Ceramics business, formerly a part of the Ceramics division. The net loss in the first half of 2004 was GBP5.5m, of which GBP5.3m related to the winding-up of the Laminates sector's joint venture with Fukuda. The net loss for the full year 2004 of GBP37.5m also included the sale of the Ceramics division's loss-making European silica-zinc brick business at a loss of GBP33.2m.

6 Income tax

The total charge for income tax of GBP15.4m for the first half of 2005 (2004: half year GBP13.3m; full year GBP29.6m) includes "other income tax costs" which comprises a charge of GBP1.6m in respect of the profit arising on disposal of operations (2004: half year nil; full year GBP2.6m credit) and a charge relating to deferred tax on goodwill of GBP1.9m (2004: half year GBP2.1m; full year GBP4.1m), representing a charge arising from the fact that goodwill for Group accounts purposes is no longer amortised, although amortisation charges are still allowed as a deduction for tax purposes in certain jurisdictions in which Cookson operates. The comparative figures for the full year 2004 also include as "other income tax costs" a charge in respect of the net write-off of tax assets and provisions of GBP4.8m (2004: half year nil) and a credit related to rationalisation costs of GBP1.0m (2004: half year GBP0.1m).

7 Earnings per share

Basic earnings per share are calculated using a weighted average of 188.5m ordinary shares in issue during the period (2004: half year 188.4m; full year 188.3m). The ordinary shares held by the Group's Employee Share Ownership Plan ("ESOP") have been excluded from the weighted average number of shares, as these shares are held within retained earnings. The ESOP held 1.2m ordinary shares as at 30 June 2005 (2004: half year 1.2m; full year 1.2m). Diluted earnings per share are calculated assuming conversion of outstanding dilutive share options. These adjustments give rise to an increase in average ordinary shares of 4.3m (2004: half year: 5.7m; full year 5.8m). The number of ordinary shares in issue as at 30 June 2005 was 189.7m (2004: half year 189.5m; full year 189.5m).

On the face of the Group income statement, both earnings per share and headline earnings per share are shown, together with the calculation of the latter measure. The Directors believe that the non-GAAP measure of headline earnings per share, gives the most appropriate measure of the underlying earning capacity of the Group.

8 Intangible assets

As at 30 June 2005, total intangible assets of GBP497.0m (2004: 30 June GBP503.5m; 31 December GBP485.2m) comprises goodwill of GBP490.1m (2004: 30 June GBP495.8m; 31 December GBP478.3m) and other intangible assets of GBP6.9m (2004:
30 June GBP7.7m; 31 December GBP6.9m). Goodwill is carried unamortised, but is subject to annual review for impairment. No impairment charge was made in either the current or comparative periods. The other intangible assets balance relates to a perpetual licensing agreement in the USA which is being amortised over its estimated 10 year useful life.

9 Other investments

Other investments of GBP13.8m as at 30 June 2005 comprise mainly equity securities available for sale of GBP5.7m (2004: 30 June nil; 31 December nil) and GBP3.3m (2004: 30 June GBP21.4m; 31 December GBP3.1m) in respect of a 20-year revenue-sharing arrangement with Electric Lightwave, Inc. related to a fibre optic cable network in the USA, for which an impairment write-down of GBP17.9m was recognised at 31 December 2004. Other investments at 30 June 2004 included GBP6.8m (2004: 31 December: GBP6.4m) in respect of monies held in Rabbi Trusts in the USA which are held to fund certain of the Group's US pension liabilities. These assets are not recognised by IAS 19 as being pension assets. On 1 January 2005, the Group adopted IAS 32 and IAS 39, and as such GBP7.5m in respect of monies held in Rabbi Trusts have been disclosed within other financial assets as at 30 June 2005 and held at fair value.

10 Other financial assets

As described in note 9 above, with the adoption of IAS 32 and IAS 39 in the current period GBP7.5m in respect of monies held in Rabbi Trusts have been disclosed within other financial assets as at 30 June 2005. In addition, GBP5.9m of derivative financial instruments yet to mature as at the end of the reporting period are reflected on the Group balance sheet as financial assets in accordance with the requirements of IAS 39.

11 Issued capital

At the Company's Annual General Meeting held on 26 May 2005, shareholders approved a share consolidation. The share consolidation took effect following the close of business on 26 May 2005, with shareholders receiving one new ordinary share of 10p each for every 10 existing ordinary shares of 1p each held at the close of business on 26 May 2005. Trading in the new ordinary shares of 10p commenced on 27 May 2005.

12 Employee benefits

The balance of GBP213.6m in respect of "Employee benefits" as at 30 June 2005 results from an interim actuarial valuation of the Group's defined benefit pension and other post-retirement obligations as at that date (2004: 30 June GBP188.8m; 31 December GBP189.9m). Of the total as at 30 June 2005, GBP166.8m relates to the combined deficits of the Group's principal defined pension schemes in the UK and the USA (2004: 30 June GBP144.1m; 31 December GBP146.2m). Of the balance of the total as at 30 June 2005, GBP12.7m relates to pension arrangements in the rest of the world and GBP34.1m relates to
unfunded post-retirement   benefit   arrangements,   being  mainly   healthcare
benefit arrangements in the USA.

The valuation at 30 June 2005 represents a "roll-forward" from the date of the last full individual scheme valuations, which was 31 December 2003 in the case of the UK pension scheme and 31 December 2004 for the US pension schemes. For the UK and US pension schemes, the principal component of the increase in the combined valuation deficit from 31 December 2004 to 30 June 2005 of GBP20.6m resulted from a change in actuarial assumptions, namely a reduction in discount rates, which alone represented a GBP20.8m addition to the combined scheme liabilities. For valuation purposes, the discount rates used were 5.0% for the UK (December 2004: 5.25%) and 5.25% for the USA (December 2004: 5.75%).

The total charge to the income statement for the first half of 2005 in respect of the Group's defined benefit pension and other post-retirement obligations was GBP7.9m (2004: half year GBP8.0m; full year GBP15.6m). 13 Exchange rates

The principal exchange rates used for the period were as follows:


                                                                                        At 30 June      At 30 June    At 31 Dec
                                                                                              2005            2004         2004
Average rate                                                                                  GBPm            GBPm         GBPm
US dollar ($ per GBP)                                                                         1.87            1.82         1.83
Euro (EUR per GBP)                                                                            1.46            1.48         1.48
Singapore dollar (S$ per GBP)                                                                 3.09            3.10         3.09
Hong Kong dollar (HK$ per GBP)                                                               14.61           14.19        14.25
Japanese yen (YEN per GBP)                                                                     199             197          198
Chinese Renminbi (RMB per GBP)                                                               15.51           15.07        15.08


Period end rate

US dollar ($ per GBP)                                                                         1.83            1.83         1.92
Euro (EUR per GBP)                                                                            1.50            1.50         1.41
Singapore dollar (S$ per GBP)                                                                 3.06            3.13         3.15
Hong Kong dollar (HK$ per GBP)                                                               14.19           14.26        14.94
Japanese yen (YEN per GBP)                                                                     200             197          198
Chinese Renminbi (RMB per GBP)                                                               15.11           15.14        15.90


14 Financial information

The interim financial statements have been prepared on the basis of the accounting policies adopted in the Group's audited statutory accounts for 2004 except as stated in note 1. The interim accounts were approved by the Board of Directors on 26 July 2005. The financial information for the six month periods ended 30 June 2005 and 30 June 2004 is unaudited but has been reviewed by the Company's auditor. The comparative figures for the financial year ended 31 December 2004 are not the Company's statutory accounts for that financial year. Those accounts, which were prepared under UK GAAP, have been reported on by the Company's auditor and delivered to the Registrar of Companies. The report of the auditor was unqualified and did not contain a statement under section 237(2) or
(3) of the Companies Act 1985. These sections address whether proper accounting records have been kept, whether the Company's accounts are in agreement with these records and whether the auditor has obtained all the information and explanations necessary for the purposes of their audit.






                                                   SIGNATURE
                                                   Cookson Group plc



                                                   By:________________
                                                   Rachel Fell
                                                   Assistant Company Secretary


                                                   Date: 26 July 2005